As filed with the Securities and Exchange Commission on September 17, 2020
UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
APPLICATION FOR AN ORDER PURSUANT TO SECTION
3(b)(2) OF THE INVESTMENT COMPANY ACT OF 1940 DECLARING THAT SNOWFLAKE INC.
IS PRIMARILY ENGAGED IN A BUSINESS OTHER THAN THAT
OF INVESTING, REINVESTING, OWNING, HOLDING, OR TRADING IN SECURITIES

In the Matter of
SNOWFLAKE INC.
File No. 812-

Please send all communications to:
Michael P. Scarpelli, Chief Financial Officer
Derk Lupinek, General Counsel
Snowflake Inc.
450 Concar Drive
San Mateo, CA 94402
(844) 766-9355
Robert H. Rosenblum, Esq.
Amy Caiazza, Esq., Ph.D.
Wilson Sonsini Goodrich & Rosati, P.C.
1700 K Street, NW
Washington, DC 20006
(202) 973-8800
This Application (including Exhibits)
consists of 67 pages.

UNITED STATES OF AMERICA

BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of Snowflake Inc. 450 Concar Drive San Mateo, CA 94402 File No. 812-	APPLICATION FOR AN ORDER PURSUANT TO SECTION 3(b)(2) OF THE INVESTMENT COMPANY ACT OF 1940 DECLARING THAT SNOWFLAKE INC. IS PRIMARILY ENGAGED IN A BUSINESS OTHER THAN THAT OF INVESTING, REINVESTING, OWNING, HOLDING, OR TRADING IN SECURITIES.
I.SUMMARY OF RELIEF REQUESTED
Snowflake Inc. (“Snowflake” or the “Company”),1 a Delaware corporation with its principal executive office in San Mateo, California, hereby applies for an order of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) pursuant to Section 3(b)(2) of the Investment Company Act of 1940, as amended (the “1940 Act”),2 finding and declaring that Snowflake is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities, and therefore is not an “investment company,” as defined in the 1940 Act. An order from the SEC would confirm the status of Snowflake as an operating company providing a cloud-based data platform, which enables customers to consolidate data to drive meaningful business insights, build data-driven applications, and share data.
Snowflake is filing this application pursuant to Section 3(b)(2) (the “Application”) to confirm its status as an operating company and not as an investment company. Section 3(a)(1) sets forth a three-prong definition that broadly defines an “investment company” as any issuer that:
(A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities (the “Business Test”);
(B) is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or
(C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis (the “Asset Test”).
Snowflake is not, does not hold itself out as being, and does not propose to become engaged primarily in the business of investing, reinvesting, or trading in securities. Therefore, as will be discussed
1 As used herein, references to “Snowflake” and to the “Company” typically refer to entity Snowflake Inc., but in some contexts also are intended to include its subsidiaries.
2 Unless otherwise indicated, all references to sections and rules herein are in references to those sections and rules under the 1940 Act.

in more detail in this Application, Snowflake is not an investment company on the basis of the Business Test.
Snowflake does not issue, has never issued, and does not propose to issue face-amount certificates of the installment type. Therefore, Snowflake is not an investment company on that basis, and this Application does not address this aspect of the definition of investment company any further.
Like other startup companies that primarily provide technology services to customers, Snowflake’s business is highly capital intensive, requires research and development of new technologies, and does not involve the Company acquiring or retaining significant “hard” operating assets. As a result, Snowflake generally maintains significant cash reserves that it seeks to invest for purposes of conserving capital and providing liquidity until the funds are used in Snowflake’s primary business. Because of these investments, Snowflake often holds investment securities on its balance sheet. The value of Snowflake’s investment securities constituted approximately 20% of the value of Snowflake’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis as of July 31, 2020, without giving effect to certain fair valued assets, such as internally generated intellectual property, that are not recognized on Snowflake’s balance sheet.3 Therefore, as of July 31, 2020, Snowflake was not an investment company on the basis of the Asset Test. Snowflake’s investments in Capital Preservation Investments4 constituted 100% of its investments in investment securities, as of July 31, 2020.

Snowflake is seeking an order from the Commission pursuant to Section 3(b)(2) because compliance with the Asset Test may hinder its business over the long term as Snowflake transitions into a public company.5 On August 24, 2020, Snowflake publicly filed a Registration Statement on Form S-1 (File No. 333-248280) with the SEC, as subsequently amended, for an initial public offering of its Class A common stock (the “Proposed IPO”). The Proposed IPO was priced on September 15, 2020, and the Company expects to receive up to approximately $4.238 billion in net cash proceeds from the Proposed IPO, assuming the underwriters exercise their option to purchase additional shares of Class A common stock in full (the “IPO Proceeds”).6 The IPO Proceeds will likely not be immediately deployed and, due to the treatment under the Asset Test of cash and the Capital Preservation Investments that Snowflake anticipates holding as part of any prudential strategy to manage its cash, Snowflake expects to fail the Asset Test in Section 3(a)(1)(C) following the Proposed IPO. The fact that the IPO Proceeds will be deployed over the long term, together with the fact that Snowflake is not currently out of compliance with the Asset Test, make relying on relief under Rule 3a-2 both insufficient and inappropriate for the Company.
Additionally, like similarly situated technology companies, a meaningful portion of Snowflake’s assets consists of intangible assets, such as internally-generated intellectual property, that may not appear on a balance sheet prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). While Snowflake believes its intellectual property is a valuable asset, valuing such internally-developed intellectual property is difficult and inherently subjective, and some contractual counterparties—such as underwriters, lenders, or business partners—may not accept investment company status
3 Snowflake’s subsidiaries do not hold any investment securities.
4 “Capital Preservation Investments” refers collectively to the Company’s investments in short-term investment grade and liquid fixed income and money market investments that earn competitive market returns and provide a low level of credit risk.
5 Section 3(b)(1) is a self-executing provision. However, Snowflake’s reliance on Section 3(b)(1) leaves open the possibility that, while Snowflake believes that it falls within the exclusion set forth in Section 3(b)(1), the Commission, the courts, or another interested party might take a different view.
6 The IPO Proceeds include $500 million raised through concurrent private placements.

representations based on unconsolidated calculations that rely on Snowflake’s own valuation of those assets.
For these reasons, Snowflake is seeking an order of the Commission pursuant to Section 3(b)(2). The Company believes the requested order is warranted because Snowflake is primarily engaged, and will continue to be primarily engaged, in a business other than a business of investing, reinvesting, owning, holding, or trading in securities within the meaning of Section 3(b)(2), as interpreted by In re Tonopah Mining Co., 26 S.E.C. 426 (1947) (“Tonopah Mining”), the formative case distinguishing operating companies from investment companies for purposes of the 1940 Act.
II.BACKGROUND
A.The Company
1.Overview
The Company was incorporated in 2012 as a Delaware corporation under the name “Snowflake Computing, Inc.” and changed its name to “Snowflake Inc.” in April 2019. Snowflake’s principal executive offices are located at 450 Concar Drive, San Mateo, California 94402, and its telephone number is (844) 766-9355. Snowflake’s website address is www.snowflake.com. As of July 31, 2020, Snowflake had 2,037 employees worldwide, consisting of 384 employees in its research and development organization, including engineering, product management, security, and knowledge management. The remaining employees were in Snowflake’s support, professional services, sales and marketing, and general and administrative organizations.
2.Operating Structure
The Company’s business operations are primarily conducted through the parent level entity, but Snowflake also maintains subsidiaries in Delaware, Australia, Canada, France, Germany, India, Japan, the Netherlands, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. None of these subsidiaries are considered “significant subsidiaries” pursuant to Rule 1-02(w) under Regulation S-X. In such capacities, these subsidiaries complement and advance Snowflake’s overall business model. Snowflake does not operate through, or maintain positions in, any subsidiaries that are not wholly owned.
3.Snowflake’s Business
Snowflake’s primary business is providing a cloud-based data platform to its customers. The Company’s Cloud Data Platform (the “Platform”) enables customers to consolidate data to drive meaningful business insights, build data-driven applications, and share data.
4.Liquidity and Capital Resources
Snowflake’s business results in it generating and holding significant amounts of liquid capital. Snowflake generates the substantial majority of its revenue from fees charged to customers based on the storage, compute, and data transfer resources consumed on the Platform as a single, integrated offering. For storage resources, consumption fees are based on the average terabytes per month of all of the customer’s data stored in the Platform. For compute resources, consumption fees are based on the type of compute resource used and the duration of use or, for some features, the volume of data processed. For data transfer resources, consumption fees are based on terabytes of data transferred, the public cloud provider used, and the region to and from which the transfer is executed. The Company’s revenue also includes professional services and other revenue, which consists of consulting, on-site technical solution services, and training related to the Platform. Snowflake sells no tangible products and, accordingly, maintains limited other assets.
5.Research and Development
Snowflake also is heavily involved in research and development of new technologies. The Company’s research and development organization is responsible for the design, development, testing, and delivery of new technologies, features, integrations, and improvements of the Platform. The research and development organization is also responsible for operating and scaling the Platform, including the underlying public cloud infrastructure. To continually bring new innovations to the Platform, the Company substantially invests in research and development.
B.Snowflake’s Use of Capital Preservation Investments
It is important for Snowflake’s business to maintain a substantial cash position. There are a number of business reasons for maintaining a substantial cash position, including the capital-intensive nature of the Company’s industry, the need to maintain cash on hand to address fluctuations in annual and quarterly results, strategic acquisitions, and the need to fund Snowflake’s research and development activities.
1.Capital Intensive Nature of Industry
The cloud computing industry is a competitive and capital-intensive industry, and, as a result, Snowflake needs to maintain a substantial cash position that is available without substantial restrictions for ongoing operations, capital expenditures, including those related to scaling efforts, and other developments. For example, it is important for Snowflake to scale its business in order to achieve operating leverage, better support its customers, and continue to innovate effectively.
2.Cash Needed for Acquisitions
Snowflake also needs to maintain substantial liquid capital as it continues to consider a wide array of potential strategic transactions, including acquisitions of businesses, new technologies, services, and other assets and strategic investments that complement its business.
3.Fluctuations in Annual and Quarterly Results
Snowflake’s results of operations have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors. As a result, Snowflake needs to maintain substantial cash reserves to address potential fluctuations in results of operations.
4.Research and Development Activities
Snowflake also needs to maintain substantial cash reserves to fund its research and development activities. The cloud computing industry is intensely competitive and characterized by rapid changes in technology and frequent introductions of new services and offerings. Snowflake expects competition to continue, both from current competitors and new entrants in the market that may be well-established and enjoy greater resources or other strategic advantages.

Snowflake believes that its continued success is dependent on its sufficient access to liquid capital to fund its ability to increase market adoption of its Platform, including through development, testing, and delivery of new technologies, features, integrations, and improvements. In the fiscal years ended January 31, 2019 and 2020, Snowflake’s research and development expenses accounted for approximately 71% and 40% of Snowflake’s total revenue, respectively.
5.Snowflake’s Cash Management Practices
In addition to the use of its capital for its current and future operations and potential strategic transactions and acquisitions, Snowflake seeks to preserve its capital and maintain liquidity by investing in investments that are made to conserve capital and liquidity until the funds are used in its primary business. These investments include Capital Preservation Investments. Snowflake’s Capital Preservation Investments consist of investment grade commercial paper, corporate notes, corporate bonds, CDs, and asset-backed securities. Capital Preservation Investments may constitute “investment securities,” as defined in Section 3(a)(2). To preserve its capital and maintain liquidity, Snowflake also invests in instruments excluded from the definition of “investment securities,” as defined in Section 3(a)(2), including “Government securities,” as defined in Section 2(a)(16), certain securities issued by money market mutual funds, and other cash items (collectively, “Government Securities and Cash Items”).7 The term “Capital Preservation Investments” does not include these Government Securities and Cash Items.8
Snowflake’s investments in Capital Preservation Investments constituted 100% of its investments in “investment securities” as of July 31, 2020. Snowflake’s Investment Policy requires that the average days to maturity of all corporate notes and bonds investments do not exceed 12 months and the maximum maturity of individual securities in Snowflake’s cash management program do not exceed three years. In addition to its Capital Preservation Investments, from time to time, Snowflake has previously invested and may also in the future invest in private companies as part of its corporate development strategy. Snowflake does not plan to invest more than 10% of its total unconsolidated assets (other than Government Securities and Cash Items and as determined at the time of the investment) in “investment securities” that are not Capital Preservation Investments, including investments made as part of Snowflake's corporate development strategy. Snowflake seeks an order that would permit it to continue to invest in Capital Preservation Investments to better support its business operations.
Snowflake’s Chief Financial Officer, with the oversight of the Audit Committee of the Board of Directors, is responsible for Snowflake’s investment practices and defines the parameters for its investment activities. Snowflake does not invest in securities for short-term speculative purposes.
III.REASON FOR REQUESTING RELIEF
Snowflake is requesting relief because it believes that if it were to comply with the terms of the Asset Test, particularly without (consistent with GAAP) taking into consideration the value of its
7 Snowflake’s cash items include restricted cash, which primarily consists of collateralized letters of credit established in connection with lease agreements for the Company’s facilities.
8 Section 2(a)(16) defines “Government securities” as those securities issued or guaranteed by the United States or its authorized instrumentality. The 1940 Act does not define the term “cash items,” although the Commission staff has interpreted cash items to include shares of registered money market funds qualified under Rule 2a-7 that seek to maintain a stable net asset value equal to $1.00 per share. See Willkie Farr & Gallagher, SEC No-Action Letter (Oct. 23, 2000); and 2014 Money Market Fund Reform Frequently Asked Questions, Question 61, available at https://www.sec.gov/divisions/investment/guidance/2014-money-market-fund-reform-frequently-asked-questions.shtml (revised Feb. 7, 2019).

intangible assets, including internally-generated intellectual property, it will compromise its ability to invest its significant cash holdings prudently.
Since its inception, Snowflake has, directly and through its wholly-owned subsidiaries, primarily engaged in the business of providing its Platform to customers. Snowflake does not believe it is currently, or has ever in the past been, primarily engaged in the business of investing, reinvesting, owning, holding, or trading in securities. However, Snowflake invests a significant portion of its cash, and is likely to seek to invest a significant portion of the IPO Proceeds, in Capital Preservation Investments, which are investment securities for purposes of the Asset Test. As noted above, based on its current investment strategy of investing in Capital Preservation Investments, as of July 31, 2020, the value of Snowflake’s investment securities constituted approximately 20% of the value of Snowflake’s total assets (exclusive of Government Securities and Cash Items), on an unconsolidated basis, without giving effect to certain fair valued assets that are not recognized on Snowflake’s balance sheet, including a meaningful amount of internally generated intellectual property. As of July 31, 2020, 100% of these investment securities were in the form of Capital Preservation Investments. In order to compete and successfully innovate, Snowflake requires capital to finance its research and development, secure intellectual property, scale its business, conduct its normal course sales and marketing activities, acquire and retain customers, and commercialize its offerings. Because of Snowflake’s need to maintain substantial liquid capital, Snowflake has determined that it is consistent with prudent investment management principles to maintain substantial investments in Capital Preservation Investments rather than maintaining all of its liquid assets as Government Securities and Cash Items.
Additionally, although Snowflake has determined that it would be exempt from the definition of investment company pursuant to Section 3(b)(1) (because it is primarily engaged, directly and through its wholly-owned subsidiaries, in non-investment company business), it is possible that third parties may question whether it is an investment company on the basis of its consolidated balance sheet prepared in accordance with GAAP, especially after completion of the Proposed IPO. Snowflake is required to publicly disclose its balance sheet and is a public reporting company subject to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Further, Snowflake may be required to provide an unqualified opinion that it does not fall within the definition of “investment company” under the 1940 Act, which it may not be able to do unless it retains a disproportionate amount of its cash in Government Securities and Cash Items with minimal returns on investment.
While Rule 3a-2 provides temporary relief from the 1940 Act for companies that, on a transient basis, could be deemed to be an investment company, Snowflake does not believe this exemption would provide adequate relief for its purposes. Rule 3a-2 is intended for companies that have fallen out of compliance due to unusual business circumstances and are intending to comply with the Asset Test as soon as possible. By contrast, Snowflake is currently in compliance with the Asset Test, but anticipates that after the Proposed IPO, in an environment where yields on Government securities are trending toward zero, it will be unable to invest the IPO Proceeds in a safe and prudent manner with a reasonable return on investment without having its Capital Preservation Investments exceed 40% of its total assets under the Asset Test. In particular, the pro forma estimates included as Exhibit C indicate that (i) given reasonable assumptions about Snowflake's portfolio, (ii) given the amount of IPO Proceeds Snowflake expects to receive, and (iii) assuming Snowflake is granted the relief requested hereunder, the value of Snowflake’s investment securities will comprise approximately 89% of Snowflake’s total assets (exclusive of Government Securities and Cash Items), using the same methodology presented above for its calculation of investment securities as of July 31, 2020. Moreover, given the expected amount of the IPO Proceeds and the fact that the IPO Proceeds will be deployed over the long term, Snowflake believes that this situation would continue for a period of several years or indefinitely, in any event substantially longer than the relief provided by Rule 3a-2. The Company therefore requires an order from the Commission pursuant to Section 3(b)(2) in order to prudently manage its cash for the foreseeable future.
Snowflake therefore submits this Application for an order pursuant to Section 3(b)(2) declaring that it is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities, and therefore that Snowflake is excluded from the definition of “investment company” in Section 3(a)(1).
IV.DISCUSSION
A.Introduction
Section 3(b)(2) of the 1940 Act authorizes the Commission to grant an order declaring that an issuer is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities, either directly or through majority-owned subsidiaries or through controlled companies conducting similar types of business.
Snowflake qualifies for such an order because its business consists of providing its Platform to customers. The Platform and activities directly related to the Platform constitute substantially all of the Company’s business. Accordingly, Snowflake is not primarily engaged in investing, reinvesting, owning, holding, and trading in securities, and will continue to be primarily engaged in the business of providing its Platform to customers.
The Company’s need for liquid capital to conduct its business means that it, in part, makes investments in Capital Preservation Investments, and that in the future such Capital Preservation Investments may make up a significant portion of the Company’s total assets (exclusive of Government Securities and Cash Items) on either a consolidated or unconsolidated basis. This, in combination with any future financings (including the Proposed IPO), means that the Company may not be able to pass the Asset Test at any given time without sacrificing its ability to manage its liquid assets in a prudent manner by investing in Capital Preservation Investments.
B.The Definition of Investment Company
A company is an “investment company” under Section 3(a)(1) and required to register with the Commission if it is an “issuer” and (i) it “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities,” or (ii) “it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and it owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”
Section 3(a)(2) defines “investment securities” as “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in [Sections 3(c)(1) or 3(c)(7)].” The Company’s cash items are held in bank deposits or shares of money market funds qualified under Rule 2a-7; therefore, those holdings also are excluded from the Asset Test calculation.
Notwithstanding any application of the Asset Test, an issuer may nevertheless be excluded from the definition of “investment company” under Section 3(b)(1) if it is “primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities,”9 or if the Commission grants an order pursuant to Section 3(b)(2). The 1940 Act does not define or otherwise establish clear benchmarks depicting the meaning of “primarily engaged,” leaving the meaning to the Commission to determine on a case-by-case basis pursuant to Section 3(b)(2). By its terms, Section 3(b)(2) relates to the activities of both the parent and its majority-owned subsidiaries.10 Although Section 3(b)(2) prescribes an exemption only from the Asset Test, the operative “primarily engaged” language of Section 3(b)(2) has been interpreted consistently with the similar language of the Business Test.11 Accordingly, a Section 3(b)(2) order by its terms would declare that a company is not an “investment company” for both the Business Test and the Asset Test.
Thus, the primary inquiry, under either the Business Test or the Asset Test, is whether the Company’s business as an operating company, including the financing of its business, constitutes primarily engaging in investing, reinvesting, owning, holding, or trading in securities, rendering it an “investment company” within the meaning of the 1940 Act. The factors enumerated in Tonopah Mining are key to differentiating operating companies from investment companies. The five-factor Tonopah Mining test looks to: (i) a company’s historical development; (ii) its public representations of policy; (iii) the activity of its officers and directors; (iv) the nature of its present assets; and (v) the sources of its present income. As is evident in the discussion below, the application of the Tonopah Mining factors compels the conclusion that Snowflake is not an investment company.
C.Application of the Tonopah Mining Test
1.Historical Development
The Company was incorporated in 2012 and first offered its Platform for sale in 2014, with data warehousing as its core use case. Customers have begun using the Company’s Platform for additional use cases, including data engineering, data lakes, data science, data applications, and data exchange.
The Company’s operating history clearly shows that it primarily engages in the development and operation of its Platform, not in the business of investing, reinvesting, owning, holding, and trading in securities.
2.Public Representations
Snowflake has been consistent in its press releases, marketing materials, and website that it is engaged in the business of operating its Platform. Historically, Snowflake has operated as a private company and has not made public representations regarding its asset composition. As the Company engages in future financings, including the Proposed IPO, Snowflake’s offering documents will emphasize its operating results and will not emphasize either its investment income or the possibility of significant appreciation from its cash management investment strategies as a material factor in its
9 As discussed previously, Snowflake believes that it would also be exempt from the definition of investment company pursuant to Section 3(b)(1), which is a self-executing provision. However, as with 3(a)(1)(C), reliance on Section 3(b)(1) leaves open the possibility that, while Snowflake believes that it falls within the exclusion set forth in Section 3(b)(1), the Commission, the courts, or another interested party might take a different view.
10 See Tonopah Mining, at 26 S.E.C. 426 (1947).
11 The Commission has recognized that “a determination under Section 3(b)(2) … that an issuer primarily is engaged in a noninvestment business also means that it is not an investment company under Section 3(a)(1)(A).” Investment Company Act Release No. 19566 (July 15, 1993) (proposing Rule 3a-8 under the 1940 Act). Rule 3a-8 expressly extends it exclusion to both Section 3(a)(1)(A) and Section 3(a)(1)(C). 17 C.F.R. §270.3a-8(a).

business or future growth. Snowflake does not hold, and has never held, itself out to the public, through press releases, public statements, or in any other manner, as an investment company within the meaning of the 1940 Act or as engaging in the business of investing, reinvesting, owning, holding, or trading in securities. Neither Snowflake nor the Snowflake brand is generally perceived to be associated with the activities of an investment company within the meaning of the 1940 Act.
3.Snowflake’s Officers and Directors
a.The Background of Snowflake’s Executive Officers
The positions and backgrounds of Snowflake’s executive officers are as follows:
Frank Slootman has served as Snowflake’s Chief Executive Officer and as a member of Snowflake’s board of directors since April 2019 and as Chairman of the board of directors since December 2019. Before joining Snowflake, Mr. Slootman served as Chairman of the board of directors of ServiceNow, Inc., an enterprise IT cloud company, from October 2016 to June 2018. From May 2011 to April 2017, Mr. Slootman served as President and Chief Executive Officer and as a member of the board of directors of ServiceNow. From January 2011 to April 2011, Mr. Slootman served as a Partner of Greylock Partners, a venture capital firm. From July 2009 to January 2011, Mr. Slootman served as President of the Backup Recovery Systems Division at EMC Corporation, a computer data storage company, and as an advisor from January 2011 to February 2012. From July 2003 until its acquisition by EMC in July 2009, Mr. Slootman served as President and Chief Executive Officer of Data Domain Corporation, an electronic storage solution company. Mr. Slootman previously served as a member of the board of directors of Pure Storage, Inc. from May 2014 to February 2020, and Imperva, Inc., from August 2011 to March 2016. Mr. Slootman holds undergraduate and graduate degrees in Economics from the Netherlands School of Economics, Erasmus University Rotterdam. Mr. Slootman is qualified to serve on Snowflake’s board of directors because of his management experience and business expertise, including his prior executive-level leadership and experience scaling companies, as well as his past board service at a number of other publicly traded companies.
Michael P. Scarpelli has served as Snowflake’s Chief Financial Officer since August 2019. Before joining Snowflake, Mr. Scarpelli served as Chief Financial Officer of ServiceNow, Inc. from August 2011 to August 2019. From July 2009 to August 2011, Mr. Scarpelli served as Senior Vice President of Finance and Business Operations of the Backup Recovery Systems Division at EMC Corporation. From September 2006 until its acquisition by EMC in July 2009, Mr. Scarpelli served as Chief Financial Officer of Data Domain Corporation. Mr. Scarpelli previously served as a member of the board of directors of Nutanix, Inc. from December 2013 to June 2020. Mr. Scarpelli holds a B.A. degree in Economics from the University of Western Ontario.
Benoit Dageville is one of Snowflake’s co-founders and has served as a member of Snowflake’s board of directors since August 2012. Dr. Dageville currently serves as Snowflake’s President of Products, and previously served as its Chief Technology Officer from August 2012 to May 2019. Before Snowflake’s founding, Dr. Dageville served in various engineering roles at Oracle Corporation, a software and technology company, including as Architect in the Manageability Group from January 2002 to July 2012. Dr. Dageville holds B.S., M.S., and Ph.D. degrees in Computer Science from Jussieu University. Dr. Dageville is qualified to serve on Snowflake’s board of directors because of his experience and perspective as one of Snowflake’s co-founders as well as his extensive experience driving product innovation.

Christopher W. Degnan has served as Snowflake’s Chief Revenue Officer since August 2018, and previously served as Snowflake’s VP of Sales from July 2014 to August 2018, and as Director, Sales from November 2013 to July 2014. Before joining Snowflake, Mr. Degnan served as AVP of the West at EMC Corporation from July 2013 to November 2013. From July 2012 until its acquisition by EMC in July 2013, Mr. Degnan served as VP Western Region at Aveksa, Inc., an identity and access management software company. From April 2004 to July 2012, Mr. Degnan served in various sales positions at EMC, including as District Sales Manager from June 2008 to July 2012. Mr. Degnan holds a B.A. degree in Human Resources from the University of Delaware.
b.The Background of Snowflake’s Non-Employee Directors
The positions and backgrounds of Snowflake’s non-employee directors are as follows:
Jeremy Burton has served as a member of Snowflake’s board of directors since March 2016. Since November 2018, Mr. Burton has served as the Chief Executive Officer of Observe, Inc., an information technology and services company. Prior to Observe, Mr. Burton served as Executive Vice President, Marketing & Corporate Development of Dell Technologies, a worldwide technology company, from September 2016 to April 2018, and in various roles at EMC Corporation, including as President of Products from April 2014 to September 2016 and Executive Vice President and Chief Marketing Officer from March 2010 to March 2014. Mr. Burton holds a B.Eng. (Hons) degree in Information Systems Engineering from the University of Surrey. Mr. Burton is qualified to serve on Snowflake’s board of directors because of his operational and marketing expertise.
Teresa Briggs has served as a member of Snowflake’s board of directors since December 2019. Ms. Briggs served as Vice Chair & West Region and San Francisco Managing Partner of Deloitte LLP, a global professional services firm, from June 2011 to April 2019, and as Managing Partner, Silicon Valley from June 2006 to June 2011. Ms. Briggs currently serves on the board of directors of ServiceNow, Inc., DocuSign, Inc., and JAND, Inc. (dba Warby Parker), and previously served on the board of directors of Deloitte USA LLP from January 2016 to March 2019. Ms. Briggs also served as an adjunct member of Deloitte’s Center for Board Effectiveness. She is currently a Distinguished Careers Fellow at Stanford University. Ms. Briggs holds a B.S. degree in Accounting from the University of Arizona, Eller College of Management. Ms. Briggs is qualified to serve on Snowflake’s board of directors because of her financial expertise and management experience.
Carl M. Eschenbach has served as a member of Snowflake’s board of directors since May 2019. Since April 2016, Mr. Eschenbach has been a managing member at Sequoia Capital Operations, LLC, a venture capital firm. Prior to joining Sequoia Capital, Mr. Eschenbach spent 14 years at VMware, Inc., a global virtual infrastructure software provider, most recently as its President and Chief Operating Officer, a role he held from December 2012 to March 2016. Mr. Eschenbach served as VMware’s Co-President and Chief Operating Officer from April 2012 to December 2012, as Co-President, Customer Operations from January 2011 to April 2012, and as Executive Vice President of Worldwide Field Operations from May 2005 to January 2011. Mr. Eschenbach currently serves on the board of directors of Zoom Video Communications, Inc., Workday, Inc., and Palo Alto Networks, Inc., as well as several private companies. Mr. Eschenbach holds an Electronics Technician diploma from DeVry University. Mr. Eschenbach is qualified to serve on Snowflake’s board of directors because of his operational and sales experience in the technology industry and knowledge of high-growth companies.
Mark S. Garrett has served as a member of Snowflake’s board of directors since April 2018. Mr. Garrett served as Executive Vice President and Chief Financial Officer of Adobe Systems Incorporated, a

global software company, from February 2007 to April 2018. From June 2004 to February 2007, Mr. Garrett served as Senior Vice President and Chief Financial Officer of the Software Group of EMC Corporation. Mr. Garrett currently serves on the board of directors of GoDaddy Inc., Pure Storage, Inc., and Cisco Systems, Inc. He previously served on the board of directors of Informatica Corporation, from October 2008 to August 2015, and Model N, Inc., from January 2008 to May 2016. Mr. Garrett holds a B.S. degree in Accounting and Marketing from Boston University and an M.B.A. degree from Marist College. Mr. Garrett is qualified to serve on Snowflake’s board of directors because of his financial expertise and management experience.
Kelly A. Kramer has served as a member of Snowflake’s board of directors since January 2020. Since January 2015, Ms. Kramer has served as Executive Vice President and Chief Financial Officer of Cisco Systems, Inc., a worldwide technology company. From January 2012 to January 2015, Ms. Kramer served in various finance roles at Cisco, including Senior Vice President, Corporate Finance and Senior Vice President, Business Technology and Operations Finance. Prior to Cisco, she served in various finance roles at GE Healthcare Systems, GE Healthcare Diagnostic Imaging, and GE Healthcare Biosciences. Ms. Kramer currently serves on the board of directors of Gilead Sciences, Inc. Ms. Kramer holds a B.S. degree in Mathematics from Purdue University. Ms. Kramer is qualified to serve on Snowflake’s board of directors because of her financial expertise and management experience.
John D. McMahon has served as a member of Snowflake’s board of directors since September 2013. From April 2008 to September 2011, Mr. McMahon served as Senior Vice President, Worldwide Sales and Services at BMC Software, Inc., a computer software company, after BMC’s acquisition of BladeLogic, Inc., a computer software company, where he served as Chief Operating Officer from August 2005 to April 2008. Prior to BladeLogic, Mr. McMahon was Senior VP-Worldwide Sales at Ariba, Inc. Preceding Ariba, Mr. McMahon served as Executive VP-Worldwide Sales at GeoTel Communications, LLC, which was acquired by Cisco Systems, Inc., and earlier as Executive VP-Worldwide Sales at Parametric Technology Corporation. Mr. McMahon serves on the board of directors of MongoDB, Inc., as well as several private companies. Mr. McMahon holds a B.S.E.E. degree in Electrical Engineering from New Jersey Institute of Technology. Mr. McMahon is qualified to serve on Snowflake’s board of directors because of his software sales experience.
Michael L. Speiser has served as a member of Snowflake’s board of directors since Snowflake’s inception in July 2012, and as Snowflake’s lead independent director since December 2019. Mr. Speiser also served as Snowflake’s Chief Executive Officer and Chief Financial Officer from August 2012 to June 2014. Since 2008, Mr. Speiser has served as a Managing Director at Sutter Hill Ventures, a venture capital firm. Mr. Speiser previously served on the board of directors of Pure Storage, Inc., ending in 2019, and currently serves on the board of several private companies. Mr. Speiser holds a B.A. in Political Science from the University of Arizona and an M.B.A. from Harvard Business School. Mr. Speiser is qualified to serve on Snowflake’s board of directors because of his leadership and operational experience in the technology industry and knowledge of high-growth companies.
Jayshree V. Ullal has served on Snowflake’s board of directors since June 2020. Since October 2008, Ms. Ullal has served as President and Chief Executive Officer of Arista Networks, Inc., a cloud networking company. From September 1993 to May 2008, Ms. Ullal served in various positions at Cisco Systems, Inc., with her last position as senior vice president of the data center, switching and services group. Ms. Ullal holds a B.S. degree in Engineering (Electrical) from San Francisco State University and an M.S. degree in Engineering Management from Santa Clara University. She is a 2013 recipient of the Santa Clara University School of Engineering Distinguished Engineering Alumni Award. Ms. Ullal is

qualified to serve on Snowflake’s board of directors because of her extensive experience as a senior executive and chief executive officer in the cloud computing industry.
c.The Activities of the Officers and Directors
In their capacity as members of Snowflake’s Board of Directors, Snowflake’s directors spend substantially all of their time overseeing Snowflake’s business of providing its Platform to customers. Snowflake’s executive officers spend substantially all of their time managing Snowflake’s business of providing its Platform to customers. These activities include, among others, business development, sales, finance, and operations. Each executive officer’s specific activities are detailed above. Snowflake’s Chief Financial Officer spends less than 1% of his time monitoring Snowflake’s cash balances and managing short-term investment securities in accordance with Snowflake’s Investment Policy. None of Snowflake’s executive officers, other than the Chief Financial Officer, spend time monitoring cash balances and managing short-term investment securities.
d.The Activities of Other Employees
As of July 31, 2020, Snowflake had approximately 2,037 employees in locations throughout the world. In addition to the executive officers discussed above, fewer than five employees spend time on matters relating to the management of Snowflake’s investment securities. Snowflake’s cash management activities are managed both internally by Snowflake’s Chief Financial Officer and externally by three investment managers, whose activities are supervised by the Chief Financial Officer. Snowflake’s remaining employees are involved in activities within the research and development, support, professional services, sales and marketing, and general and administrative organizations.
4.Nature of Assets
Snowflake’s unconsolidated balance sheet shows fixed and current assets consistent with a technology company. As of July 31, 2020, Snowflake had approximately $151.2 million in accounts receivable, $14.5 million in prepaid expenses, and $105.9 million in cash, cash equivalents, or money market funds.

The Company’s remaining assets are consistent with a technology company that must retain liquid assets to finance its business. Snowflake’s unconsolidated balance sheet as of July 31, 2020 includes Capital Preservation Investments totaling approximately $130.9 million, which represents 100% of its total investment securities. The Company’s Investment Policy requires these securities to carry investment-grade credit ratings and the maximum maturity of individual securities in Snowflake’s cash management program will not exceed three years. As of July 31, 2020, the value of Snowflake’s investment securities constituted approximately 20% of the value of Snowflake’s total assets (exclusive of Government Securities and Cash Items), on an unconsolidated basis, without giving effect to certain fair valued assets that are not recognized on Snowflake’s balance sheet. Snowflake's investments in Capital Preservation Investments constituted 100% of its investments in investment securities, as of July 31, 2020. The pro forma estimates included as Exhibit C indicate that (i) given reasonable assumptions about Snowflake's portfolio, (ii) given the amount of IPO Proceeds Snowflake expects to receive, and (iii) assuming Snowflake is granted the relief requested hereunder, the value of Snowflake’s investment securities will comprise approximately 89% of Snowflake’s total assets (exclusive of Government Securities and Cash Items), using the same methodology presented above for its calculation of investment securities.

In addition to its liquid assets, a meaningful portion of Snowflake’s assets on an unconsolidated basis consist of intangible assets, including internally-developed intellectual property. Snowflake’s internally-developed patents and other intellectual property assets are a meaningful portion of its business, which is evidenced by the revenue Snowflake generates from its Platform; Snowflake’s research and development activities to develop and expand its existing technology; the activities of Snowflake’s employees, officers, and directors in developing and exploiting its intellectual property; and the importance of Snowflake’s intellectual property to the operation and development of its core business of providing its Platform to customers.
Notwithstanding the value of Snowflake’s internally-developed intellectual property to Snowflake’s business, its value is not recorded on Snowflake’s consolidated balance sheet as it is not treated as an asset under GAAP. Therefore, while the market recognizes the value of these intangible assets, they are not recognized as an asset for purposes of the 1940 Act. By contrast, a company that acquires intellectual property (rather than developing it internally) is permitted to treat the acquired intellectual property as an asset under GAAP. As a result, looking only at asset composition, firms with acquired intellectual property are less likely to have difficulty remaining below the asset thresholds of either section 3(a)(1)(C) of the 1940 Act or Rule 3a-1 thereunder than companies, such as Snowflake, with internally-developed intellectual property. Thus, the asset tests used in connection with sections 3(a)(1)(C), 3(b)(1), and 3(b)(2) of the 1940 Act and Rule 3a-1 thereunder may significantly understate the relative value of internally-developed intellectual property assets and significantly overstate the relative value of investment securities. The inability to value internally-developed intellectual property has the effect of penalizing a company such as Snowflake by constraining its cash management activities without similarly constraining the cash management activities of a company with acquired intellectual property that engages in a business similar to Snowflake’s.
Snowflake expects to continue investing in Capital Preservation Investments as well as Government Securities and Cash Items in order to fund its current and future operations, which, as discussed above, are highly capital intensive and require continuous research and development. Snowflake does not plan to invest more than 10% of its total unconsolidated assets (other than Government Securities and Cash Items and as determined at the time of the investment) in “investment securities” that are not Capital Preservation Investments.
5.Sources of Income and Revenue
Since its inception, Snowflake has carried net operating losses. This is not uncommon for early stage and newly public technology companies. Because Snowflake is still operating at a net loss, income may not be the most relevant determinant of its status as an operating company. Rather, a review of the Company’s current source of revenue provides a more accurate view of its status as an operating company, particularly given the upward trend in recognizing substantially increased revenues based on the growth in its customer's usage of the Platform. Although different from income, the SEC has previously recognized revenue, rather than income, as a useful measure for assessing whether an issuer is an investment company under Section 3(b)(2).12
Snowflake generates the substantial majority of its revenue from fees charged to customers based on the storage, compute, and data transfer resources consumed on the Platform as a single, integrated offering. For storage resources, consumption fees are based on the average terabytes per month of all of
12 See Exact Sciences Corporation, Investment Company Act Release Nos. 33228 (Sept. 14, 2018) (notice) and 33267 (Oct. 11, 2018) (order) (citing Investment Company Act Release No. 26077 (June 16, 2003); and Applied Materials, Investment Company Act Release Nos. 27114 (Oct. 12, 2005) (order) and 27064 (Sept. 13, 2005) (notice)).

the customer’s data stored in the Platform. For compute resources, consumption fees are based on the type of compute resource used and the duration of use or, for some features, the volume of data processed. For data transfer resources, consumption fees are based on terabytes of data transferred, the public cloud provider used, and the region to and from which the transfer is executed. The Company’s revenue also includes professional services and other revenue, which consists of consulting, on-site technical solution services, and training related to the Platform. Snowflake sells no tangible products and, accordingly, maintains limited other assets.
Since 2014, Snowflake has increased its product revenue substantially. For the fiscal year ended January 31, 2019, the Company generated approximately $95.7 million of product revenue compared to the fiscal year ended January 31, 2020 when the Company generated $252.2 million of product revenue.
As noted, Snowflake is not yet earning positive income, and net investment income is not a major factor in the overall revenue of the Company. The Company earned approximately $8.4 million in net investment income in the fiscal year ended January 31, 2019 and approximately $10.8 million in the fiscal year ended January 31, 2020, all from its managed investments (including Capital Preservation Investments as well as Government Securities and Cash Items). The increase in investment income was due to an increase in the average cash and marketable securities balance and an increase in the average rate of return on investments when compared to the fiscal year ended January 31, 2019. If net investment income were compared to the Company’s total revenue13 (including product revenue) it would account for approximately 9% of total revenue for the fiscal year ended January 31, 2019 and approximately 4% of total revenue for the fiscal year ended January 31, 2020.14
As these numbers demonstrate, the overwhelming majority of Snowflake’s revenue is generated by operation of the Platform and serve to clearly illustrate Snowflake’s character as an operating company.
The above five-factor analysis demonstrates that Snowflake is primarily engaged in a non-investment company business and satisfies the standards for an order pursuant to Section 3(b)(2) of the 1940 Act.

D.An Order under Section 3(b)(2) Would Better Serve the Policies Underlying the 1940 Act and Avoid Harm to Snowflake’s Shareholders
If the Commission declines to grant the relief requested in this Application, Snowflake would be faced with two courses of action: (1) manage its investment of its liquid capital in Capital Preservation Investments under the constraints imposed by the Asset Test; or (2) comply with the registration and regulatory requirements of the 1940 Act. Either alternative would disadvantage Snowflake’s shareholders without serving any of the policies underlying the 1940 Act.

1.Managing Investments under the Asset Test
Snowflake’s management of its liquid capital in Capital Preservation Investments under the constraints of the Asset Tests, would adversely affect Snowflake’s profitability and business development. As discussed above, Snowflake holds significant amounts of cash because it needs those
13 Snowflake's total revenue was $96.67 million in the fiscal year ended January 31, 2019, $264.75 million in the fiscal year ended January 31, 2020, $104.04 million in the six months ended July 31, 2019, and $241.96 million in the six months ended July 31, 2020.
14 Because Snowflake is not earning positive income, we have compared the net investment income figures to net revenue.

funds to address the capital-intensive nature of its business, its research and development needs, and fluctuations in returns. In addition, Snowflake intends to continue to raise capital, including through the Proposed IPO, which will result in an infusion of cash that likely will not be immediately deployed for operations.
If forced to comply with the Asset Test, Snowflake will be forced to hold most of that cash in Government Securities and Cash Items. These instruments, while safe, do not allow the Company to use returns on investments to help fund Snowflake’s operations, while also allowing it to preserve cash and maintain sufficient liquidity to support the Company’s activities, and as a result Snowflake does not believe they represent a prudent cash management strategy.

2.  Registration under the 1940 Act
Compliance with the 1940 Act’s registration and other requirements would advance no clear public purpose and potentially entail greater costs and harm to Snowflake and its shareholders.
  a. Misleading Presentation of Financial Information
The manner of presentation required for investment company financial reports differs materially from the methodology employed by Snowflake and prescribed by GAAP. Investment company financial statements report assets at their current fair market values. Snowflake would incur costly changes in its financial reporting if it were required to register under the 1940 Act. The required changes to Snowflake’s financial reporting would include a change in the format of existing financial statements and the preparation of additional statements required for investment companies. If Snowflake were required to file financial reports under the 1940 Act, its directors would be required to evaluate substantial quantities of tangible and intangible assets on a quarterly or semiannual basis and make a good-faith attempt to establish the current fair market value for each such tangible and intangible asset. This would be extremely difficult and unreliable. In addition, preparation of unconsolidated financial information in accordance with investment company practice would make Snowflake’s financial information incompatible with other entities within the industry.
b. Expensive and Burdensome Regulation
To require Snowflake, a company not primarily in the business of investing in securities, to comply with the regulatory provisions of the 1940 Act would be expensive, burdensome, and contrary to the best interests of its shareholders, who invested in Snowflake as a technology company and not as an investment company. Compliance with the 1940 Act would require Snowflake to devote considerable financial, administrative, and legal resources to the preparation of registration statements that meet the requirements of the 1940 Act, and to the creation of internal administrative mechanisms that comply with the additional recordkeeping and reporting requirements of the 1940 Act. This would create a significant burden on Snowflake’s financial and personnel resources, which would in turn have a negative impact on its management and profitability. This requirement also would significantly detract from Snowflake’s efforts toward managing its technology operations.
c.  Forced Change in Snowflake’s Business
The imposition of the 1940 Act’s regulatory scheme upon Snowflake would cause material changes in its operating strategies. Snowflake would be restricted as to all future borrowings by the asset-coverage requirements in section 18(a) of the 1940 Act. Sections 18 and 23 together would severely limit the corporate financing alternatives otherwise normally available to Snowflake. Furthermore, sections 17 and 18 restrict the range of incentive compensation arrangements that may be offered to officers, directors, and employees, and specifically prohibit the issuance of any stock options to these groups. Especially among technology companies, stock options are an effective form of incentive and means for aligning employees’ interests with those of shareholders. It has historically been Snowflake’s practice to issue stock options to substantially all employees of the Company, and it continues to issue stock options to certain employees and directors. Snowflake believes that a prohibition on the issuance of stock options in particular would lead potentially to the loss of key employees and other adverse consequences, negatively affecting shareholder returns.
The aggregate effect of these types of changes on Snowflake’s business strategy would materially change the character of Snowflake in ways its shareholders never contemplated when making their investments, causing considerable harm to the shareholders. Snowflake’s shareholders would no longer own interests in a technology company, but instead in a company forced to operate like an investment company. Moreover, as demonstrated above, Snowflake would experience substantially higher costs in complying with the 1940 Act and would experience material disruption of its business.
V.SUPPORTING PRECEDENT
The Commission has issued numerous orders pursuant to Section 3(b)(2) involving companies with a history of operations, public representations, officer and director participation, asset character and income character comparable to Snowflake, including: Lyft, Inc., Investment Company Act Rel. Nos. 33399 (Mar. 14, 2019) (notice) and 33442 (April 8, 2019) (order); Exact Sciences Corporation, Investment Company Act Rel. Nos. 33228 (Sept. 14, 2018) (notice) and 33267 (Oct. 11, 2018) (order); Dolby Laboratories, Inc., Investment Company Act Rel. Nos. 29454 (Oct. 1, 2010) (notice) and 29492 (Oct. 27, 2010); RealNetworks, Inc., Investment Company Act Rel. Nos. 27877 (June 28, 2007) (notice) and 27888 (July 24, 2007) (order); Hutchinson Technology Incorporated, Investment Company Act Rel. Nos. 27215 (Jan. 25, 2006) (notice) and 27228 (Feb. 22, 2006) (order); and Applied Materials, Inc., Investment Company Act Rel. Nos. 27064 (Sept. 13, 2005) (notice) and 27114 (Oct. 12, 2005) (order).
VI.APPLICANT’S CONDITIONS
Snowflake agrees that any order granting the requested relief will be subject to the following conditions:
1. Snowflake will continue to allocate and use its accumulated cash and investment securities for bona fide business purposes.
2. Snowflake will refrain from investing or trading in securities for short-term speculative purposes.
VII.REQUEST FOR ORDER
For the above reasons, Snowflake requests an order pursuant to Section 3(b)(2) declaring it to be primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.
VIII.PROCEDURAL MATTERS
Pursuant to Rule 0-2(f) under the 1940 Act, Applicant states that its address is:

Snowflake Inc.
450 Concar Drive
San Mateo, CA 94402
Applicant further states that all written or oral communications concerning this Application should be directed to the persons listed on the first page of this Application.
Pursuant to Rule 0-2(c)(1) and 0-2(c)(2) under the 1940 Act, Applicant hereby states that the officer signing and filing this Application on behalf of Applicant is fully authorized to do so. Under the provisions of Applicant’s certificate of incorporation, responsibility for the oversight of the affairs and business of Applicant is vested in its board of directors, which has delegated to its Audit Committee authority for compliance with the 1940 Act. Resolutions duly adopted by Applicant’s Audit Committee authorizing the preparation and filing of this Application are attached to this Application as Exhibit A. Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of Applicant.
The Verification required by Rule 0-2(d) under the 1940 Act is attached hereto as Exhibit B.
Pro forma financial information, showing the effect of the IPO Proceeds on the Company’s portfolio, is attached hereto as Exhibit C.
The Company’s most recent financial statements are attached hereto as Exhibit D.
Applicant requests that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.
Date: September 17, 2020
Respectfully submitted,
Snowflake Inc.

/s/ Michael P. Scarpelli
By: Michael P. Scarpelli
Title: Chief Financial Officer

EXHIBIT A

CERTIFICATION
I, Michael P. Scarpelli, Chief Financial Officer of Snowflake Inc., a Delaware corporation (“Snowflake” or the “Company”), do hereby certify that the following resolutions were duly adopted at a meeting of the Audit Committee of the Board of Directors of Snowflake on June 2, 2020. I further certify that said resolutions are still in full force and effect and have not been amended or repealed.
WHEREAS, the Company (a) is not and does not hold itself out as being primarily, and does not propose to engage primarily, in the business of investing, reinvesting or trading in securities, (b) is not engaged and does not propose to engage in the business of issuing face-amount of certificates of the installment type and has not been engaged in such business and does not have any such certificate outstanding, and (c) is not engaged in, and does not propose to engage in, the business of investing, reinvesting, owning, holding or trading in securities;

WHEREAS, the Company is not and does not intend to conduct its business in a manner that would cause it to become an “investment company” or a company controlled by an “investment company” within the meaning of the Investment Company Act of 1940; and
NOW, THEREFORE, BE IT RESOLVED, that the Committee hereby determines that the Company (a) does not and shall not hold itself out as being primarily, and shall not propose to engage primarily, in the business of investing, reinvesting or trading in securities, (b) shall not engage and shall not propose to engage in the business of issuing face-amount of certificates of the installment type, (c) is not, shall not be, and shall not propose to be, engaged in the business of investing, reinvesting, owning, holding, or trading in securities, and (d) is not, and shall not be, a special situation investment company;

RESOLVED FURTHER, that the Committee hereby determines that the Company is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities;

RESOLVED FURTHER, that the officers of the Company, or any of them, be, and they hereby are, authorized and directed, in the name and on behalf of the Company, to take any such action or actions any such officer deems necessary or advisable, in such officer’s discretion, to implement the Investment Policy, including the appointment of an investment manager, if applicable, and the delegation of any part of such duties authorized under the Investment Policy to any other employee of the Company such officer deems necessary or advisable; and

RESOLVED FURTHER, that the officers of the Company, or any of them, be, and they hereby are, directed to ensure that all of the Company’s investments in securities are made pursuant to the Investment Policy, and in such manner such that the Company shall not be deemed an investment company under the Investment Company Act of

1940 (including in reliance on Rule 3a-1 and any other applicable rule under the Investment Company Act of 1940).
IN WITNESS WHEREOF, I have set my name this 17th day of September, 2020.

/s/ Michael P. Scarpelli
Name:  Michael P. Scarpelli
Title: Chief Financial Officer

EXHIBIT B

VERIFICATION

SNOWFLAKE INC.
The undersigned states that he has duly executed the attached Application dated September 17, 2020, for and on behalf of Snowflake Inc., that he is the Chief Financial Officer and is authorized to sign the Application on its behalf, and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
/s/ Michael P. Scarpelli
Name: Michael P. Scarpelli
Title: Chief Financial Officer

EXHIBIT C
Snowflake Inc.

Value of Assets as of July 31, 2020
(Pre-IPO, in thousands)(1)

	Value	Percentage
Directly-owned Assets(2)	$492,432	75.27%
Wholly- and Majority-Owned Subsidiaries(3)	$30,867	4.72%
Controlled Companies	$0	0%
Investments(4)	$130,948	20.01%
Total Assets (less Disregarded Assets)	$654,247	100%
_______________
(1) All figures are presented in terms of the Asset Test, on an unconsolidated basis as of July 31, 2020, without giving effect to certain fair valued assets, such as internally generated intellectual property, that are not recognized on Snowflake's balance sheet, and exclusive of Government securities and cash items (“Disregarded Assets”), which total $764.790 million.
(2) Directly-Owned Assets reflects Snowflake's total assets less investments described in footnote 4 below, Disregarded Assets, and interests in subsidiaries, and includes current assets such as receivables, deferred payments, and prepaid expenses, as well as property and equipment, operating lease right-of-use, intangible assets (excluding internally generated intellectual property), and goodwill.
(3) "Wholly- and Majority-Owned Subsidiaries" reflects, as a reasonable proxy for fair market value, the paid-in-capital for subsidiaries as recorded on a balance sheet prepared in accordance with GAAP.
(4) Investments consists of Capital Preservation Investments, including asset-backed securities, commercial paper, certificates of deposits, and corporate notes and bonds.

Snowflake Inc.

Pro Forma Value of Assets After IPO
(Post-IPO, in thousands)(1)(2)

	Value	Percentage
Directly-owned Assets(3)	$489,601	9.93%
Wholly- and Majority-Owned Subsidiaries(4)	$30,867	0.63%
Controlled Companies	$0	0%
Investments(5)	$4,411,081	89.45%
Total Assets (less Disregarded Assets)	$4,931,549	100%

_______________
(1) All figures are presented in terms of the Asset Test, on an unconsolidated basis as of July 31, 2020, without giving effect to certain fair valued assets, such as internally generated intellectual property, that are not recognized on Snowflake's balance sheet, and exclusive of Disregarded Assets, which total approximately $722.777 million.
(2) The pro-forma figures presented are based on the receipt of approximately $4.238 billion in IPO Proceeds, which Snowflake expects to be the net proceeds it will receive from the sale of its Class A common stock in its Proposed IPO and concurrent private placements, after deducting underwriting discounts and commissions and offering expenses incurred after July 31, 2020 or unpaid as of that date, and assuming the underwriters exercise their option to purchase additional shares of Class A common stock in full.
(3) Directly-Owned Assets reflects Snowflake's total assets less investments described in footnote 5 below, Disregarded Assets, and interests in subsidiaries, and includes current assets such as receivables, deferred payments, and prepaid expenses, as well as property and equipment, operating lease right-of-use, intangible assets (excluding internally generated intellectual property), and goodwill. The pro forma total reflects a reduction from the actual value as of July 31, 2020 by approximately $2.8 million in offering expenses for the Proposed IPO incurred as of July 31, 2020, which were a deferred asset on Snowflake’s balance sheet as of that date and will cease to be a deferred asset following consummation of the Proposed IPO.

(4) "Wholly- and Majority-Owned Subsidiaries" reflects, as a reasonable proxy for fair market value, the paid-in-capital for subsidiaries as recorded on a balance sheet prepared in accordance with GAAP.
(5) Investments consists of Capital Preservation Investments, including asset backed securities, commercial paper, certificates of deposits, and corporate notes and bonds, and assumes (i) requested exemption relief is granted to Snowflake, (ii) the IPO Proceeds are added to the $803.116 million in Snowflake's cash management program as of July 31, 2020, of which $130.948 million were in Capital Preservation Investments as of July 31, 2020, and (iii) the assets in Snowflake’s cash management program are allocated in accordance with Snowflake’s proposed post-IPO cash management strategy, with approximately 87.5% of the assets in the cash management program invested in Capital Preservation Investments.

EXHIBIT D

SNOWFLAKE INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	January 31,		July 31,	Pro Forma July 31, 2020
	2019	2020	2020
			(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$116,541	$127,206	$138,900
Short-term investments	492,257	306,844	451,976
Accounts receivable, net	63,359	179,459	151,210
Deferred commissions, current	11,607	26,358	26,279
Prepaid expenses and other current assets	15,188	25,327	25,083
Total current assets	698,952	665,194	793,448
Long-term investments	—	23,532	295,944
Property and equipment, net	7,215	27,136	42,766
Operating lease right-of-use assets	15,541	195,976	187,051
Goodwill	—	7,049	8,449
Intangible assets, net	20	4,795	15,695
Deferred commissions, non-current	32,658	69,516	69,795
Other assets	9,902	19,522	24,093
TOTAL ASSETS	$764,288	$1,012,720	$1,437,241
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY
CURRENT LIABILITIES:
Accounts payable	$8,258	$8,488	$7,713
Accrued expenses and other current liabilities	28,510	62,817	79,157
Operating lease liabilities, current	4,117	18,092	17,204
Deferred revenue, current	104,020	327,058	373,585
Total current liabilities	144,905	416,455	477,659
Operating lease liabilities, non-current	12,543	193,175	184,255
Deferred revenue, non-current	2,984	2,907	3,135
Other liabilities	5,470	8,466	8,544
Total liabilities	165,902	621,003	673,593
COMMITMENTS AND CONTINGENCIES (NOTE 9)

	January 31,		July 31,	Pro Forma July 31, 2020
	2019	2020	2020
			(unaudited)
REDEEMABLE CONVERTIBLE PREFERRED STOCK:
Redeemable convertible preferred stock; $0.0001 par value per share; 169,581,486, 169,921,272, and 182,271,099 shares authorized as of January 31, 2019, January 31, 2020, and July 31, 2020 (unaudited), respectively; 168,309,042, 169,921,272, and 182,271,099 shares issued and outstanding as of January 31, 2019, January 31, 2020, and July 31, 2020 (unaudited), respectively; aggregate liquidation preference of $911,268, $935,389, and $1,414,192 as of January 31, 2019, January 31, 2020, and July 31, 2020 (unaudited), respectively; no shares issued and outstanding as of July 31, 2020, pro forma (unaudited)
	910,853	936,474	1,415,047	$—
STOCKHOLDERS’ (DEFICIT) EQUITY:
Class A common stock; $0.0001 par value per share; 2,000 shares authorized as of January 31, 2019, January 31, 2020, and July 31, 2020 (unaudited); no shares issued and outstanding as of January 31, 2019, January 31, 2020, and July 31, 2020 (unaudited); no shares issued and outstanding as of July 31, 2020, pro forma (unaudited)	—	—	—	—
Class B common stock, $0.0001 par value per share; 312,000,000, 312,000,000, and 354,136,000 shares authorized as of January 31, 2019, January 31, 2020, and July 31, 2020 (unaudited), respectively; 45,559,637, 55,452,421, and 62,257,063 shares issued and outstanding as of January 31, 2019, January 31, 2020, and July 31, 2020 (unaudited), respectively; 244,528,162 shares issued and outstanding as of July 31, 2020, pro forma (unaudited)	5	6	6	24
Additional paid-in capital	39,296	155,340	219,046	1,663,208
Accumulated other comprehensive income	16	216	1,146	1,146
Accumulated deficit	(351,784)	(700,319)	(871,597)	(900,730)
Total stockholders’ (deficit) equity	(312,467)	(544,757)	(651,399)	$763,648
TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT	$764,288	$1,012,720	$1,437,241
See accompanying notes to consolidated financial statements.

SNOWFLAKE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2019	2020	2019	2020
			(unaudited)
Revenue	$96,666	$264,748	$104,044	$241,960
Cost of revenue	51,753	116,557	52,546	93,003
Gross profit	44,913	148,191	51,498	148,957
Operating expenses:
Sales and marketing	125,642	293,577	137,465	190,540
Research and development	68,681	105,160	47,782	69,811
General and administrative	36,055	107,542	49,095	62,692
Total operating expenses	230,378	506,279	234,342	323,043
Operating loss	(185,465)	(358,088)	(182,844)	(174,086)
Interest income	8,759	11,551	6,761	4,137
Other expense, net	(502)	(1,005)	(779)	(1,042)
Loss before income taxes	(177,208)	(347,542)	(176,862)	(170,991)
Provision for income taxes	820	993	362	287
Net loss	$(178,028)	$(348,535)	$(177,224)	$(171,278)
Net loss per share attributable to common stockholders – basic and diluted	$(4.67)	$(7.77)	$(4.25)	$(3.01)
Weighted-average shares used in computing net loss per share attributable to common stockholders – basic and diluted	38,162,228	44,847,442	41,691,615	56,809,625
Pro forma net loss per share attributable to common stockholders – basic and diluted (unaudited)		$(1.63)		$(0.72)
Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders – basic and diluted (unaudited)		214,327,427		238,369,506
See accompanying notes to consolidated financial statements.

SNOWFLAKE INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2019	2020	2019	2020
			(unaudited)
Net loss	$(178,028)	$(348,535)	$(177,224)	$(171,278)
Other comprehensive income:
Change in unrealized gains on investments, net of tax	40	200	68	930
Comprehensive loss	$(177,988)	$(348,335)	$(177,156)	$(170,348)
See accompanying notes to consolidated financial statements.

SNOWFLAKE INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(in thousands, except share and per share data)

	Redeemable Convertible Preferred Stock		Class A and Class B Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
BALANCES—February 1, 2018	138,947,468	$472,626	45,327,678	$5	$11,863	$(24)	$(143,736)	$(131,892)
Effect of adoption of ASU 2018-07	—	—	—	—	377	—	(377)	—
Issuance of Series E redeemable convertible preferred stock at $7.4617 per share	134,018	1,000	—	—	—	—	—	—
Issuance of Series F redeemable convertible preferred stock at $14.96125 per share, net of issuance costs of $53	29,227,556	437,227	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	5,292,551	1	2,263	—	—	2,264
Repurchases and retirement of common stock in connection with issuer tender offers	—	—	(6,010,592)	(1)	—	—	(29,643)	(29,644)
Issuance of restricted common stock	—	—	950,000	—	—	—	—	—
Vesting of early exercised stock options and restricted common stock		—	—	—	1,807	—	—	1,807
Stock-based compensation	—	—	—	—	22,986	—	—	22,986
Other comprehensive income	—	—	—	—	—	40	—	40
Net loss	—	—	—	—	—	—	(178,028)	(178,028)
BALANCES—January 31, 2019	168,309,042	910,853	45,559,637	5	39,296	16	(351,784)	(312,467)
Issuance of Series F redeemable convertible preferred stock at $14.96125 per share	1,612,230	24,121	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	9,735,006	1	27,525	—	—	27,526
Repurchase of early exercised stock options and restricted common stock	—	—	(520,557)	—	—	—	—	—
Vesting of early exercised stock options and restricted common stock	—	—	—	—	5,791	—	—	5,791
Issuance of restricted common stock	—	—	16,700	—	—	—	—	—
Issuance of common stock in connection with an acquisition	—	—	661,635	—	4,749	—	—	4,749
Stock-based compensation	—	1,500	—	—	77,979	—	—	77,979
Other comprehensive income	—	—	—	—	—	200	—	200
Net loss	—	—	—	—	—	—	(348,535)	(348,535)
BALANCES—January 31, 2020	169,921,272	$936,474	55,452,421	$6	$155,340	$216	$(700,319)	$(544,757)

SNOWFLAKE INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT (CONTINUED)
(in thousands, except share and per share data)

	Redeemable Convertible Preferred Stock		Class A and Class B Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
BALANCES—January 31, 2019	168,309,042	$910,853	45,559,637	$5	$39,296	$16	$(351,784)	$(312,467)
Issuance of Series F redeemable convertible preferred stock at $14.96125 per share (unaudited)	850,118	12,719	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options (unaudited)	—	—	2,331,930	—	2,935	—	—	2,935
Repurchases of early exercised stock options and restricted common stock (unaudited)	—	—	(475,349)	—	—	—	—	—
Vesting of early exercised stock options and restricted common stock (unaudited)	—	—	—	—	1,036	—	—	1,036
Issuance of restricted common stock (unaudited)	—	—	16,700	—	—	—	—	—
Issuance of common stock in connection with an acquisition (unaudited)	—	—	661,635	—	4,749	—	—	4,749
Stock-based compensation (unaudited)	—	—	—	—	34,919	—	—	34,919
Other comprehensive income (unaudited)	—	—	—	—	—	68	—	68
Net loss (unaudited)	—	—	—	—	—	—	(177,224)	(177,224)
BALANCES—July 31, 2019 (unaudited)	169,159,160	$923,572	48,094,553	$5	$82,935	$84	$(529,008)	$(445,984)

	Redeemable Convertible Preferred Stock		Class A and Class B Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
BALANCES—January 31, 2020	169,921,272	$936,474	55,452,421	$6	$155,340	$216	$(700,319)	$(544,757)
Issuance of Series G-1 and Series G-2 redeemable convertible preferred stock at $38.77 per share, net of issuance costs of $230 (unaudited)	12,349,827	478,573	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options (unaudited)	—	—	6,844,642	—	20,736	—	—	20,736
Repurchase of early exercised stock options (unaudited)	—	—	(40,000)	—	—	—	—	—
Vesting of early exercised stock options and restricted common stock (unaudited)	—	—	—	—	3,585	—	—	3,585
Stock-based compensation (unaudited)	—	—	—	—	39,385	—	—	39,385
Other comprehensive income (unaudited)	—	—	—	—	—	930	—	930
Net loss (unaudited)	—	—	—	—	—	—	(171,278)	(171,278)
BALANCES—July 31, 2020 (unaudited)	182,271,099	$1,415,047	62,257,063	$6	$219,046	$1,146	$(871,597)	$(651,399)
See accompanying notes to consolidated financial statements.

SNOWFLAKE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2019	2020	2019	2020
			(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(178,028)	$(348,535)	$(177,224)	$(171,278)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,362	3,522	1,364	3,762
Non-cash operating lease costs	3,172	27,712	11,956	16,337
Amortization of deferred commissions	5,674	16,986	6,892	14,066
Stock-based compensation, net of amounts capitalized	22,409	78,399	34,467	38,649
Net (accretion) amortization of (discounts) premiums on investments	(5,011)	(5,459)	(4,243)	226
Other	221	1,476	947	4,049
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(51,421)	(116,869)	(44,672)	27,129
Deferred commissions	(36,344)	(68,595)	(19,280)	(14,266)
Prepaid expenses and other assets	(9,091)	(10,811)	(5,285)	(1,452)
Accounts payable	5,170	1,116	4,000	(2,843)
Accrued expenses and other liabilities	20,811	34,994	9,477	10,993
Operating lease liabilities	(2,537)	(13,455)	2,566	(17,404)
Deferred revenue	79,631	222,961	69,019	46,755
Net cash used in operating activities	(143,982)	(176,558)	(110,016)	(45,277)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(2,058)	(18,583)	(11,347)	(6,748)
Capitalized internal-use software development costs	(1,958)	(4,265)	(1,621)	(3,170)
Cash paid for acquisitions, net of cash acquired	—	(6,314)	(6,314)	(6,035)
Purchases of intangible assets	—	—	—	(6,184)
Purchases of investments	(738,383)	(622,854)	(320,645)	(612,635)
Sales of investments	—	14,087	—	3,510
Maturities and redemptions of investments	379,757	776,424	474,878	189,859
Net cash (used in) provided by investing activities	(362,642)	138,495	134,951	(441,403)

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2019	2020	2019	2020
			(unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	438,227	24,121	12,719	478,573
Proceeds from early exercised stock options	2,754	6,213	564	159
Proceeds from exercise of stock options	2,264	27,526	2,936	20,736
Proceeds from repayment of a nonrecourse promissory note	—	—	—	2,090
Repurchases of common stock in connection with issuer tender offers	(29,644)	—	—	—
Repurchases of early exercised stock options and restricted common stock	—	(391)	(328)	(30)
Payments of deferred offering costs	—	—	—	(2,336)
Payment of deferred purchase consideration for an acquisition	—	—	—	(600)
Net cash provided by financing activities	413,601	57,469	15,891	498,592
NET (DECREASE) INCREASE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(93,023)	19,406	40,826	11,912
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH—Beginning of period	215,593	122,570	122,570	141,976
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH—End of period	$122,570	$141,976	$163,396	$153,888
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for income taxes	$235	$1,428	$541	$369
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Property and equipment included in accounts payable and accrued expenses	$1,072	$589	$3,163	$8,349
Unpaid deferred offering costs	$—	$173	$—	$495
Vesting of early exercised stock options and restricted common stock	$1,807	$5,791	$1,036	$1,495
Deferred purchase consideration for acquisitions	$—	$1,164	$1,164	$1,065
Equity consideration in connection with an acquisition	$—	$4,749	$4,749	$—
See accompanying notes to consolidated financial statements.

SNOWFLAKE INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business
Description of Business
Snowflake Inc. (Snowflake or the Company) provides a cloud-based data platform, which enables customers to consolidate data to drive meaningful business insights, build data-driven applications, and share data. The Company delivers its platform through a customer-centric, consumption-based business model, only charging customers for the resources they use. The platform enables the Data Cloud, an ecosystem where Snowflake customers, partners, and data providers can break down data silos and benefit from rapidly growing data sets in a secure, governed, and compliant manner. Snowflake was incorporated in the state of Delaware on July 23, 2012 and is headquartered in San Mateo, California with various other global office locations.

2. Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Fiscal Year
The Company’s fiscal year ends on January 31. For example, references to fiscal 2019 and 2020 refer to the fiscal year ended January 31, 2019 and January 31, 2020, respectively.
Principles of Consolidation
The consolidated financial statements include the accounts of Snowflake Inc. and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.
Stock Split
In November 2018, a 2-for-1 forward stock split of the Company’s then-outstanding common stock and redeemable convertible preferred stock was effected without any change in the par value per share. All information related to the Company’s common stock, redeemable convertible preferred stock, and stock awards has been retroactively adjusted to give effect to the 2-for-1 forward stock split.
Segment Information
The Company has a single operating and reportable segment. The Company’s chief operating decision maker is its Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources. For information regarding the Company’s long-lived assets and revenue by geographic area, see Note 14.
Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Such estimates include stand-alone selling prices (SSP) for each distinct performance obligation, internal-use software development costs, expected period of benefit for deferred commissions, the useful lives of long-lived assets, the carrying value of operating lease right-of-

use assets, valuation of the Company’s common stock, stock-based compensation, and accounting for income taxes.
The Company bases its estimates on historical experience and also on assumptions that management considers reasonable. The Company assesses these estimates on a regular basis; however, actual results could differ from these estimates.
The World Health Organization declared in March 2020 that the recent outbreak of the coronavirus disease (COVID-19) constituted a pandemic. The COVID-19 pandemic has caused general business disruption worldwide beginning in January 2020. While the Company has experienced and may continue to experience a modest adverse impact on certain parts of its business, including a lengthening in the sales cycle for some prospective customers and delays in the delivery of professional services and trainings to customers, the Company’s results of operations, cash flows, and financial condition have not been adversely impacted to date. However, as certain customers or partners experience downturns or uncertainty in their own business operations or revenue resulting from the spread of COVID-19, they may continue to decrease or delay their spending, request pricing discounts, or seek renegotiations of their contracts, any of which may result in decreased revenue and cash receipts for the Company. In addition, the Company may experience customer losses, including due to bankruptcy or customers ceasing operations, which may result in an inability to collect accounts receivable from these customers. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations, cash flows, and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted.
The global impact of COVID-19 continues to rapidly evolve, and the Company will continue to monitor the situation and the effects on its business and operations closely. The Company does not yet know the full extent of potential impacts on its business or operations or on the global economy as a whole, particularly if the COVID-19 pandemic continues and persists for an extended period of time. Given the uncertainty, the Company cannot reasonably estimate the impact on its future results of operations, cash flows, or financial condition. As of the date of issuance of the consolidated financial statements, the Company is not aware of any specific event or circumstance that would require it to update its estimates, judgments or the carrying value of its assets or liabilities. These estimates may change, as new events occur and additional information is obtained, and are recognized in the consolidated financial statements as soon as they become known. Actual results could differ from those estimates, and any such differences may be material to the Company’s consolidated financial statements.
Unaudited Interim Consolidated Financial Information
The accompanying interim consolidated balance sheet as of July 31, 2020, the interim consolidated statements of operations, of comprehensive loss, of cash flows, and of redeemable convertible preferred stock and stockholders’ deficit for the six months ended July 31, 2019 and 2020, and the related notes to such interim consolidated financial statements are unaudited. These unaudited interim consolidated financial statements are presented in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (the SEC) and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with GAAP. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the annual financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the Company’s financial position as of July 31, 2020 and the results of operations and cash flows for the six months ended July 31, 2019 and 2020. The results of operations for the six months ended July 31, 2020 are not necessarily indicative of the results to be expected for the full year or any other future interim or annual period.
Unaudited Pro Forma Balance Sheet and Pro Forma Net Loss Per Share
Immediately prior to the consummation of a qualifying initial public offering (IPO), as defined in Note 10, all of the outstanding shares of the Company’s redeemable convertible preferred stock will automatically convert into 182,271,099 shares of Class B common stock. The unaudited pro forma balance sheet as of July 31, 2020 has been computed to give effect to the automatic conversion of the redeemable convertible preferred stock as though the conversion and reclassification had occurred on July 31, 2020.
During the six months ended July 31, 2020, the Company issued restricted stock units (RSUs) to its employees and directors with both service-based and performance-based vesting conditions. The service-based vesting condition for these awards is typically satisfied over four years with a cliff vesting period of one year and continued vesting quarterly thereafter, although a small portion of the Company’s RSUs are not subject to a one-year cliff vesting period and are subject only to quarterly vesting. The performance-based vesting condition is satisfied on the earlier of (i) the effective date of a registration statement of the Company filed under the Securities Act for the sale of the Company’s common stock or (ii) immediately prior to the closing of a change in control of the Company. None of the RSUs vest unless the performance-based vesting condition is satisfied. Both events are not deemed probable until consummated; therefore, all stock-based compensation expense related to these RSUs remained unrecognized as of July 31, 2020.
The satisfaction of the performance-based vesting condition will be achieved upon the effective date of the Company’s registration statement, at which point the Company will record stock-based compensation expense for these RSUs using the accelerated attribution method. The remaining unrecognized stock-based compensation expense related to the RSUs will be recognized over the remaining requisite service period. Accordingly, the unaudited pro forma balance sheet information as of July 31, 2020 gives effect to stock-based compensation expense of $29.1 million for which the service-based vesting condition was fully or partially satisfied as of July 31, 2020. This pro forma adjustment is reflected as an increase in additional paid-in capital and accumulated deficit. The unaudited pro forma balance sheet does not give effect to the issuance of Class B common stock upon the vesting and settlement of RSUs that satisfied the service-based vesting condition as of July 31, 2020 as the amount is not material.
The shares of Class A common stock issuable and the proceeds expected to be received in a qualifying IPO are excluded from such pro forma information.
The unaudited pro forma basic and diluted net loss per share for the fiscal year ended January 31, 2020 and six months ended July 31, 2020 is computed to give effect to the conversion of the Company’s redeemable convertible preferred stock into Class B common stock as though the conversion had occurred as of the beginning of the period or on the date of issuance, if later. The vesting of RSUs with both service-based and performance-based vesting conditions has been excluded from the pro forma basic and diluted net loss per share calculations as the amounts are not material to the calculations. The stock-based compensation expense associated with these RSUs is also excluded from pro forma basic and diluted net loss per share as it is not expected to have a recurring impact on the Company’s consolidated financial statements.
Foreign Currency
The reporting currency of the Company is the United States dollar. The functional currency of the Company’s foreign subsidiaries is the U.S. dollar. Accordingly, each foreign subsidiary remeasures monetary assets and liabilities at period-end exchange rates, while nonmonetary items are remeasured at historical rates. The Company derives all revenues in U.S. dollars. Expenses are remeasured at the exchange rates in effect on the day the transaction occurred, except for those expenses related to non-monetary assets and liabilities, which are remeasured at historical exchange rates. Remeasurement adjustments are recognized in other income (expense), net in the consolidated statements of operations, and have not been material for the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2019 and 2020 (unaudited).

Revenue Recognition
The Company accounts for revenue in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue From Contracts With Customers (ASC 606) for all periods presented.
The Company delivers its platform over the internet as a service. Customers choose to consume the platform under either capacity arrangements, in which customers commit to a certain amount of consumption at specified prices, or under on-demand arrangements, in which the Company charges for use of the platform monthly in arrears. Under capacity arrangements, from which a majority of revenue is derived, the Company typically bills its customers annually in advance of their consumption. Revenue from on-demand arrangements typically relates to initial consumption as part of customer onboarding and, to a lesser extent, overage consumption beyond a customer’s contracted usage amount or following the expiration of a customer’s contract. Revenue from on-demand arrangements represented less than 10% of the Company’s revenue for the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2019 and 2020 (unaudited). The Company recognizes revenue as customers consume compute, storage, and data transfer resources under either of these arrangements. In limited instances, customers pay an annual deployment fee to gain access to a dedicated instance of a virtual private deployment. Deployment fees are recognized ratably over the contract term.
Customers do not have the contractual right to take possession of the Company’s platform. Pricing for the platform includes embedded support services, data backup and disaster recovery services, as well as future updates, when and if available, offered during the contract term.
Customer contracts for capacity typically have a one-year term. To the extent customers enter into such contracts and either consume the platform in excess of their capacity commitments or continue to use the platform after expiration of the contract term, they are charged for their incremental consumption. In many cases, customer contracts permit customers to roll over any unused capacity to a subsequent order, generally on the purchase of additional capacity. Customer contracts are generally non-cancelable during the contract term, although customers can terminate for breach if the Company materially fails to perform. For those customers who do not have a capacity arrangement, the Company’s on-demand arrangements generally have a monthly stated contract term and can be terminated at any time by either the customer or the Company.
For storage resources, consumption for a given customer is based on the average terabytes per month of all of such customer’s data stored in the platform. For compute resources, consumption is based on the type of compute resource used and the duration of use or, for some features, the volume of data processed. For data transfer resources, consumption is based on terabytes of data transferred, the public cloud provider used, and the region to and from which the transfer is executed.
The Company’s revenue also includes professional services and other revenue, which consists of consulting, on-site technical solution services and training related to the platform. Professional services revenue is recognized over time based on input measures, including time and materials costs incurred relative to total costs, with consideration given to output measures, such as contract deliverables, when applicable. Other revenue consists of fees from customer training delivered on-site or through publicly available classes. Professional services and other revenue were not material for the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2019 and 2020 (unaudited).
The Company determines revenue recognition in accordance with ASC 606 through the following five steps:
1) Identify the contract with a customer. The Company considers the terms and conditions of the contracts and the Company’s customary business practices in identifying its contracts under ASC 606. The Company determines it has a contract with a customer when the contract has been approved by both parties, it can identify each party’s rights regarding the services to be transferred and the payment terms for the services, it has determined the customer to have the ability and intent to pay, and the contract has commercial substance. At contract inception, the Company evaluates whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. The Company applies judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s payment history or, in the case of a new customer, credit and financial information pertaining to the customer.
2) Identify the performance obligations in the contract. Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. The Company treats consumption of its platform for compute, storage, and data transfer resources as one single performance obligation because they are consumed by customers as a single, integrated offering. The Company does not make any one of these resources available for consumption without the others. Instead, each of compute, storage, and data transfer work together to drive consumption on the Company’s platform. The Company treats its virtual private deployments for customers, professional services, on-site technical solution services, and training each as a separate and distinct performance obligation. Some customers have negotiated an option to purchase additional capacity at a stated discount. These options generally do not provide a material right as they are priced at the Company’s SSP, as described below, as the stated discounts are not incremental to the range of discounts typically given.
3) Determine the transaction price. The transaction price is determined based on the consideration the Company expects to receive in exchange for transferring services to the customer. Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue recognized under the contract will not occur. None of the Company’s contracts contain a significant financing component. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental entities (e.g., sales and other indirect taxes).
4) Allocate the transaction price to performance obligations in the contract. If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative SSP. The determination of a relative SSP for each distinct performance obligation requires judgment. The Company determines SSP for performance obligations based on overall pricing objectives, which take into consideration market conditions and customer-specific factors, including a review of internal discounting tables, the services being sold, the volume of capacity commitments, and other factors.
5) Recognize revenue when or as the Company satisfies a performance obligation. Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised service to a customer. Revenue is recognized when control of the services is transferred to the customers, in an amount that reflects the consideration that the Company expects to receive in exchange for those services. The Company determined an output method to be the most appropriate measure of progress because it most faithfully represents when the value of the services is simultaneously received and consumed by the customer, and control is transferred. Virtual private deployment fees are recognized ratably over the term of the deployment as the deployment service represents a stand-ready performance obligation provided throughout the deployment term.

Revenue consists of the following (in thousands):

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2019	2020	2019	2020
			(unaudited)
Product revenue	$95,683	$252,229	$100,584	$227,033
Professional services and other revenue	983	12,519	3,460	14,927
Total	$96,666	$264,748	$104,044	$241,960
Allocation of Overhead Costs
Overhead costs that are not substantially dedicated for use by a specific functional group are allocated based on headcount. Such costs include costs associated with office facilities, depreciation of property and equipment, and IT-related personnel and other expenses, such as software and subscription services.
Cost of Revenue
Cost of revenue consists primarily of third-party cloud infrastructure expenses incurred in connection with the customers’ use of the Snowflake platform and deploying and maintaining the platform on public clouds, including different regional deployments, personnel-related costs associated with the Company’s customer support team, engineering team that is responsible for maintaining the Company's service, and professional services and training departments, including salaries, benefits, bonuses, and stock-based compensation, and costs of contracted third-party partners for professional services. Cost of revenue also includes amortization of internal-use software development costs, amortization of acquired developed technology intangible assets, expenses associated with software and subscription services dedicated for use by the Company’s customer support team and engineering team responsible for maintaining the Company's service, and allocated overhead.
Research and Development Costs
Research and development costs are expensed as incurred, unless they qualify as internal-use software development costs. Research and development expenses consist primarily of personnel-related expenses associated with the Company’s research and development staff, including salaries, benefits, bonuses, and stock-based compensation. Research and development expenses also include contractor or professional services fees, third-party cloud infrastructure expenses incurred in developing the Company’s platform, computer equipment, software and subscription services dedicated for use by the Company’s research and development organization, and allocated overhead.
Advertising Costs
Advertising costs are expensed as incurred and are included in sales and marketing expenses in the consolidated statements of operations. These costs were $10.9 million and $29.7 million for the fiscal years ended January 31, 2019 and 2020, respectively.
Income Taxes
The Company is subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in determining its provision for income taxes and deferred tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws.
The Company records a provision for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, the Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts for financial reporting purposes and the tax bases of assets and liabilities, as well as for loss and tax credit carryforwards. The deferred assets and liabilities are measured using the statutorily enacted tax rates anticipated to be in effect when those tax assets and liabilities are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.
A valuation allowance is established if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company considers all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income in assessing the need for a valuation allowance.
The Company’s tax positions are subject to income tax audits by multiple tax jurisdictions throughout the world. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not the position will be sustainable upon examination by the taxing authority, including resolution of any related appeals or litigation processes. This evaluation is based on all available evidence and assumes that the tax authorities have full knowledge of all relevant information concerning the tax position. The tax benefit recognized is measured as the largest amount of benefit which is more likely than not (greater than 50% likely) to be realized upon ultimate settlement with the taxing authority. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in income tax expense. The Company makes adjustments to these reserves in accordance with the income tax guidance when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on the Company’s financial condition and operating results.
Stock-Based Compensation
The Company measures and recognizes compensation expense for all stock-based awards, including stock options, restricted stock awards, and RSUs granted to employees, directors, and non-employees, based on the estimated fair value of the awards on the date of grant. The fair value of each stock option granted is estimated using the Black-Scholes option-pricing model. The determination of the grant-date fair value using an option-pricing model is affected by the estimated fair value of the Company’s common stock as well as assumptions regarding a number of other complex and subjective variables. These variables include expected stock price volatility over the expected term of the award, actual and projected employee stock option exercise behaviors, the risk-free interest rate for the expected term of the award, and expected dividends. Stock-based compensation is generally recognized on a straight-line basis over the requisite service period. The Company also grants certain awards that have performance-based vesting conditions. Stock-based compensation expense for such awards is recognized using an accelerated attribution method from the time it is deemed probable that the vesting condition will be met through the time the service-based vesting condition has been achieved. If an award contains a provision whereby vesting is accelerated upon a change in control, the Company recognizes stock-based compensation expense on a straight-line basis, as a change in control is considered to be outside of the Company’s control and is not considered probable until it occurs. Forfeitures are accounted for in the period in which they occur.
Net Loss Per Share Attributable to Common Stockholders
Basic and diluted net loss per share attributable to common stockholders is computed in conformity with the two-class method required for participating securities. The Company considers all series of its redeemable convertible preferred stock and unvested common stock to be participating securities as the holders of such stock have the right to receive nonforfeitable dividends on a pari passu basis in the event that a dividend is paid on common stock. Under the two-class method, the net loss attributable to common stockholders is not allocated to the redeemable convertible preferred stock as the preferred stockholders do not have a contractual obligation to share in the Company’s losses.
Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by giving effect to all potentially dilutive common stock equivalents to the extent they are dilutive. For purposes of this calculation, redeemable convertible preferred stock, stock options, restricted stock awards, early exercised stock options, and common stock warrants are considered to be common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is anti-dilutive for all periods presented.
Cash and Cash Equivalents
The Company considers all highly liquid investments with original or remaining maturities of three months or less when purchased to be cash equivalents.
Restricted Cash
Restricted cash primarily consists of collateralized letters of credit established in connection with lease agreements for the Company’s facilities. Restricted cash is included in current assets for leases that expire within one year and is included in non-current assets for leases that expire more than one year from the balance sheet date.
The following table provides a reconciliation of cash, cash equivalents, and restricted cash that sum to the total of the same such amounts shown in the consolidated statements of cash flows (in thousands):

	February 1,	January 31,		July 31,
	2018	2019	2020	2019	2020
				(unaudited)
Cash and cash equivalents	$214,698	$116,541	$127,206	$148,774	$138,900
Restricted cash – included in prepaid expenses and other current assets and other assets	895	6,029	14,770	14,622	14,988
Total cash, cash equivalents, and restricted cash	$215,593	$122,570	$141,976	$163,396	$153,888
Investments
The Company determines the appropriate classification of its investments at the time of purchase and reevaluates such determination at each balance sheet date based on their maturities and the Company’s reasonable expectation with regard to those securities (i.e., expectations of sales and redemptions). All investments are classified as available-for-sale and are recorded at estimated fair value. Unrealized gains and losses for available-for-sale securities are included in accumulated other comprehensive income. The Company evaluates its investments to assess whether those with unrealized loss positions are other than temporarily impaired, and considers impairments to be other than temporary if they are related to deterioration in credit risk or if it is more likely than not that the Company will sell the securities before the recovery of their cost basis. If the Company does not intend to sell a security and it is not more likely than not that it will be required to sell the security before recovery, the unrealized loss is separated into an amount representing the credit loss, which is recognized in other income (expense), net, and the amount related to all other factors, which is recorded in accumulated other comprehensive income (loss). Realized gains and losses and declines in value judged to be other than temporary are determined based on the specific identification method and are reported in other income (expense), net in the consolidated statements of operations.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to credit risk primarily consist of cash, cash equivalents, investments, restricted cash, and accounts receivable. The Company maintains its cash, cash equivalents, investments, and restricted cash with high-quality financial institutions with investment-grade ratings. For accounts receivable, the Company is exposed to credit risk in the event of nonpayment by customers to the extent of the amounts recorded on the consolidated balance sheets.

For purposes of assessing concentration of credit risk and significant customers, a group of customers under common control or customers that are affiliates of each other are regarded as a single customer. The Company’s significant customers that represented 10% or more of revenue or accounts receivable, net for the periods presented were as follows:

	Revenue				Accounts Receivable, Net
	Fiscal Year Ended January 31,		Six Months Ended July 31,		January 31,		July 31,
	2019	2020	2019	2020	2019	2020	2020
			(unaudited)				(unaudited)
Customer A	17%	11%	14%	*	*	*	22%
Customer B	*	*	*	*	11%	*	*
Customer C	*	*	*	*	10%	*	*
________________
*Less than 10%
Fair Value of Financial Instruments
The Company accounts for certain of its financial assets at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:
Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.
The carrying amounts reflected in the consolidated balance sheets for accounts receivable, and accounts payable approximate their respective fair values due to the short maturities of those instruments. Available-for-sale debt securities are recorded at fair value on the consolidated balance sheets.
Accounts Receivable
Accounts receivable includes billed and unbilled receivables, net of allowance of doubtful accounts. Trade accounts receivable are recorded at invoiced amounts and do not bear interest. The expectation of collectability is based on a review of credit profiles of customers, contractual terms and conditions, current economic trends, and historical payment experience. The Company regularly reviews the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice and the collection history of each customer to determine the appropriate amount of allowance for doubtful accounts. Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified. Allowance for doubtful accounts was not material as of January 31, 2019 and 2020 and July 31, 2020 (unaudited).
Unbilled accounts receivable represents revenue recognized on contracts for which billings have not yet been presented to customers largely due to overage and on-demand capacity usage, as well as time-and-materials billed in arrears. The unbilled accounts receivable balance is due within one year. As of January 31, 2019 and 2020 and July 31, 2020 (unaudited), unbilled accounts receivable of $0.9 million,

$2.0 million, and $2.5 million, respectively, was included in accounts receivable, net on the consolidated balance sheets.
Internal-Use Software Development Costs
The Company capitalizes qualifying internal-use software development costs related to its cloud platform. The costs consist of personnel costs (including related benefits and stock-based compensation) that are incurred during the application development stage. Capitalization of costs begins when two criteria are met: (1) the preliminary project stage is completed, and (2) it is probable that the software will be completed and used for its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. Costs related to preliminary project activities and post-implementation operating activities are expensed as incurred.
Capitalized costs are included in property and equipment. These costs are amortized over the estimated useful life of the software, which is three years, on a straight-line basis, which represents the manner in which the expected benefit will be derived. The amortization of costs related to the platform applications is included in cost of revenue in the consolidated statements of operations.
Property and Equipment, Net
Property and equipment, net is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the related asset, ranging from generally three to seven years. Leasehold improvements are amortized over the shorter of estimated useful life or the remaining lease term. Expenses that improve an asset or extend its remaining useful life are capitalized. Costs of maintenance or repairs that do not extend the lives of the respective assets are charged to expenses as incurred.
Deferred Commissions
Sales commissions tied to new customer or customer expansion contracts earned by the Company’s sales force are considered incremental and recoverable costs of obtaining a contract with a customer. These incremental costs are deferred and then amortized over a period of benefit that is determined to be five years. The Company determined the period of benefit by taking into consideration the length of terms in its customer contracts, life of the technology, and other factors. Amounts expected to be recognized within one year of the balance sheet date are recorded as deferred commissions, current, and the remaining portion is recorded as deferred commissions, non-current, on the consolidated balance sheets. Amortization expense is included in sales and marketing expenses in the consolidated statements of operations. As a result of modifications to the Company’s sales compensation plan during the six months ended July 31, 2020 (unaudited), a portion of the sales commissions paid to the sales force is earned based on the rate of the customers’ consumption of the Company’s platform, in addition to a portion of the commissions earned upon the origination of the new customer or customer expansion contract. Sales commissions tied to customers’ consumption are not considered incremental costs and are expensed in the same period as they are earned. Deferred commissions are periodically analyzed for impairment. There were no impairment losses relating to the deferred commissions during the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2020 (unaudited).
Deferred Offering Costs
Deferred offering costs, which consist of direct incremental legal, accounting, and consulting fees relating to the Company’s proposed IPO, are capitalized in other assets on the consolidated balance sheets. The deferred offering costs will be offset against IPO proceeds upon the consummation of an IPO. In the event the planned IPO is terminated, the deferred offering costs will be expensed. There were no material deferred offering costs recorded as of January 31, 2019 and 2020. As of July 31, 2020 (unaudited), there was $2.8 million of deferred offering costs capitalized.

Business Combinations
The Company applies a screen test to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets to determine whether a transaction is accounted for as an asset acquisition or business combination. When the Company acquires a business, the purchase consideration is allocated to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated respective fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. The Company’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable, and as a result, actual results may differ from estimates.
Accounting for Impairment of Long-Lived Assets (Including Goodwill and Intangible Assets)
Long-lived assets with finite lives include property and equipment, capitalized development software costs, and acquired intangible assets. The Company evaluates long-lived assets, including acquired intangible assets and capitalized internal-use software development costs, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset exceeds these estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the assets exceeds the fair value of the asset or asset group.
Goodwill is not amortized but rather tested for impairment at least annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill impairment is recognized when the quantitative assessment results in the carrying value of the reporting unit exceeding its fair value, in which case an impairment charge is recorded to goodwill to the extent the carrying value exceeds the fair value, limited to the amount of goodwill. The Company did not recognize any impairment of goodwill during the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2020 (unaudited).
Leases
The Company determines if an arrangement is or contains a lease at inception by evaluating various factors, including if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration and other facts and circumstances. Lease classification is determined at the lease commencement date. Operating leases are included in operating lease right-of-use assets, operating lease liabilities, current, and operating lease liabilities, noncurrent on the consolidated balance sheets. The Company did not have any material finance leases during the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2020 (unaudited).
Right-of-use assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Lease payments consist primarily of the fixed payments under the arrangement, less any lease incentives. Variable lease payments are expensed as incurred and include certain non-lease components, such as maintenance and other services provided by the lessor to the extent the charges are variable. The Company uses an estimate of its incremental borrowing rate (IBR) based on the information available at the lease commencement date in determining the present value of lease payments, unless the implicit rate is readily determinable. In determining the appropriate IBR, the Company considers various factors, including, but not limited to, its credit rating, the lease term, and the currency in which the arrangement is denominated. For leases that commenced prior to the Company’s adoption of ASU 2016-02, Leases (Topic 842), the IBR as of February 1, 2018 was used. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.
The Company does not separate non-lease components from lease components for its facility asset portfolio. In addition, the Company does not recognize right-of-use assets and lease liabilities for short-term leases, which have a lease term of 12 months or less and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Lease cost for short-term leases is recognized on a straight-line basis over the lease term.
In addition, the Company subleases certain of its unoccupied facilities to third parties. Any impairment to the associated right-of-use assets, leasehold improvements, or other assets as a result of a sublease is recognized in the period the sublease is executed and recorded in the consolidated statements of operations. The Company recognizes sublease income on a straight-line basis over the sublease term.
Deferred Revenue
The Company records deferred revenue when the Company receives customer payments in advance of satisfying the performance obligations on the Company’s contracts. Capacity arrangements are generally billed and paid in advance of satisfaction of performance obligations, and the Company’s on-demand arrangements are billed in arrears generally on a monthly basis. Deferred revenue also includes amounts that have been invoiced but not yet collected, classified as accounts receivable, when the Company has an enforceable right to invoice for capacity arrangements. Deferred revenue relating to the Company’s capacity arrangements that have a contractual expiration date of less than 12 months are classified as current. For capacity arrangements that have a contractual expiration date of greater than 12 months, the Company apportions deferred revenue between current and non-current based upon an assumed ratable consumption of these capacity arrangements over the entire term of the arrangement, even though it does not recognize revenue ratably over the term of the contract as customers have flexibility in their consumption and revenue is generally recognized on consumption. In addition, in many cases, the Company’s customer contracts also permit customers to roll over any unused capacity to a subsequent order, generally on the purchase of additional capacity. As such, the current or non-current classification of deferred revenue may not reflect the actual timing of revenue recognition.
Accounting Pronouncements Recently Adopted
In February 2018, the FASB issued ASU 2018-02, Income Statement Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which permits a company to reclassify the disproportionate income tax effects of the 2017 Tax Cuts and Jobs Act on items within the accumulated other comprehensive income to retained earnings. The Company adopted this guidance on February 1, 2019, and the adoption did not have a material impact on the Company’s consolidated financial statements.
In June 2018, the FASB issued ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Non-Employee Share-Based Payment Accounting, which expands the scope of Topic 718, to include share-based payments issued to non-employees for goods or services. The new standard supersedes Subtopic 505-50. The Company adopted this guidance effective February 1, 2018 on a modified retrospective basis, and the adoption did not have a material impact on the Company’s consolidated financial statements.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which amends its conceptual framework to improve the effectiveness of disclosures in notes to financial statements. The Company adopted this guidance on February 1, 2019, and the adoption did not have a material impact on the Company’s consolidated financial statements.

Accounting Pronouncements Not Yet Adopted
In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires a financial asset measured at amortized cost basis to be presented at the net amount expected to be collected, with further clarifications made more recently. For trade receivables, loans, and other financial instruments, the Company will be required to use a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses which reflects losses that are probable. Credit losses relating to available-for-sale debt securities are required to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. This guidance is effective for the Company for its fiscal year beginning February 1, 2023 and interim periods within that fiscal year. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.
In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected by this new guidance. This new guidance is effective for the Company for its fiscal year beginning February 1, 2021 and interim periods within its fiscal year beginning February 1, 2022. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by eliminating some exceptions to the general approach in ASC 740, Income Taxes in order to reduce cost and complexity of its application. This new guidance is effective for the Company for its fiscal year beginning February 1, 2022 and interim periods within its fiscal year beginning February 1, 2023. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

3. Cash Equivalents and Investments
The following is a summary of the Company’s cash equivalents, short-term investments, and long-term investments on the consolidated balance sheets (in thousands):

	January 31, 2019
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash equivalents:
Money market funds	$79,594	$—	$—	$79,594
Total cash equivalents	79,594	—	—	79,594
Investments:
U.S. government and agency securities	318,186	37	(5)	318,218
Commercial paper	113,833	—	—	113,833
Corporate notes and bonds	44,272	3	(3)	44,272
Asset-backed securities	15,936	—	(2)	15,934
Total investments	492,227	40	(10)	492,257
Total cash equivalents and investments	$571,821	$40	$(10)	$571,851

	January 31, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash equivalents:
U.S. government and agency securities	$32,470	$2	$—	$32,472
Money market funds	21,379	—	—	21,379
Commercial paper	446	—	—	446
Total cash equivalents	54,295	2	—	54,297
Investments:
U.S. government and agency securities	259,738	216	(1)	259,953
Corporate notes and bonds	30,642	57	—	30,699
Commercial paper	17,006	2	—	17,008
Certificates of deposit	12,592	12	—	12,604
Asset-backed securities	10,104	8	—	10,112
Total investments	330,082	295	(1)	330,376
Total cash equivalents and investments	$384,377	$297	$(1)	$384,673

	July 31, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(unaudited)
Cash equivalents:
Money market funds	$28,994	$—	$—	$28,994
U.S. government and agency securities	23,702	—	(2)	23,700
Commercial paper	2,500	—	—	2,500
Total cash equivalents	55,196	—	(2)	55,194
Investments:
U.S. government and agency securities	618,532	968	(29)	619,471
Corporate notes and bonds	98,409	587	(4)	98,992
Certificates of deposit	18,245	—	—	18,245
Commercial paper	10,708	12	—	10,720
Asset-backed securities	490	2	—	492
Total investments	746,384	1,569	(33)	747,920
Total cash equivalents and investments	$801,580	$1,569	$(35)	$803,114
As of January 31, 2020 and July 31, 2020, the contractual maturities of the Company’s available-for-sale debt securities are as follows (in thousands):

	January 31, 2020	July 31, 2020
	Estimated Fair Value	Estimated Fair Value
		(unaudited)
Due within 1 year	$339,762	$478,176
Due in 1 year to 3 years	23,532	295,944
Total	$363,294	$774,120
There were no impairments of available-for-sale marketable debt securities considered “other-than-temporary” during the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2020 (unaudited) as it was more likely than not the Company would hold the securities until maturity or a recovery of the cost basis.

The Company had no marketable equity securities during the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2020 (unaudited).

4. Fair Value Measurements
The following table presents the fair value hierarchy for the Company’s assets measured at fair value on a recurring basis as of January 31, 2019 (in thousands):

	Level 1	Level 2	Total
Cash equivalents:
Money market funds	$79,594	$—	$79,594
Short-term investments:
U.S. government and agency securities	—	318,218	318,218
Commercial paper	—	113,833	113,833
Corporate notes and bonds	—	44,272	44,272
Asset-backed securities	—	15,934	15,934
Total	$79,594	$492,257	$571,851
The following table presents the fair value hierarchy for the Company’s assets measured at fair value on a recurring basis as of January 31, 2020 (in thousands):

	Level 1	Level 2	Total
Cash equivalents:
U.S. government and agency securities	$—	$32,472	$32,472
Money market funds	21,379	—	21,379
Commercial paper	—	446	446
Short-term investments:
U.S. government securities	—	245,756	245,756
Corporate notes and bonds	—	23,674	23,674
Commercial paper	—	17,008	17,008
Certificates of deposit	—	10,899	10,899
Asset-backed securities	—	9,507	9,507
Long-term investments:
U.S. government and agency securities	—	14,197	14,197
Corporate notes and bonds	—	7,025	7,025
Certificates of deposit	—	1,705	1,705
Asset-backed securities	—	605	605
Total	$21,379	$363,294	$384,673

The following table presents the fair value hierarchy for the Company’s assets measured at fair value on a recurring basis as of July 31, 2020 (in thousands):

	Level 1	Level 2	Total
	(unaudited)
Cash equivalents:
Money market funds	$28,994	$—	$28,994
U.S. government and agency securities	—	23,700	23,700
Commercial paper	—	2,500	2,500
Short-term investments:
U.S. government and agency securities	—	355,089	355,089
Corporate notes and bonds	—	68,722	68,722
Certificates of deposit	—	17,445	17,445
Commercial paper	—	10,720	10,720
Long-term investments:
U.S. government and agency securities	—	264,382	264,382
Corporate notes and bonds	—	30,270	30,270
Certificates of deposit	—	800	800
Asset-backed securities	—	492	492
Total	$28,994	$774,120	$803,114
The Company determines the fair value of its security holdings based on pricing from the Company’s service providers and market prices from industry-standard independent data providers. Such market prices may be quoted prices in active markets for identical assets (Level 1 inputs) or pricing determined using inputs other than quoted prices that are observable either directly or indirectly (Level 2 inputs), such as yield curve, volatility factors, credit spreads, default rates, loss severity, current market and contractual prices for the underlying instruments or debt, broker and dealer quotes, as well as other relevant economic measures.

5. Property and Equipment, Net
Property and equipment, net consisted of the following (in thousands):

	January 31,		July 31,
	2019	2020	2020
			(unaudited)
Computers, equipment, and software	$1,501	$1,998	$2,228
Furniture and fixtures	1,639	1,043	1,602
Leasehold improvements	2,162	18,219	19,420
Capitalized internal-use software development costs	3,615	4,794	11,742
Construction in progress	2,100	6,014	15,464
Total property and equipment	11,017	32,068	50,456
Less: accumulated depreciation and amortization	(3,802)	(4,932)	(7,690)
Total property and equipment, net	$7,215	$27,136	$42,766
Depreciation and amortization expense was $1.3 million, $2.6 million, $1.1 million, and $2.8 million for the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2019 and 2020 (unaudited), respectively.

6. Acquisitions, Intangible Assets and Goodwill
Acquisitions
During the fiscal year ended January 31, 2020, the Company completed acquisitions of two privately-held companies for an aggregate of $13.3 million in cash and equity. The Company has accounted for these transactions as business combinations. In allocating the aggregate purchase price based on the estimated fair values, the Company recorded a total of $5.6 million of developed technology intangible assets (to be amortized over estimated useful lives of five years), $1.1 million of net assets acquired, $0.5 million of a deferred tax liability, $0.1 million of a customer relationships intangible asset, and $7.0 million of goodwill, which is not deductible for income tax purposes.
During the six months ended July 31, 2020 (unaudited), the Company acquired certain assets from a privately-held company for $7.1 million in cash. The Company has accounted for this transaction as a business combination. In allocating the aggregate purchase price based on the estimated fair values, the Company recorded $5.7 million as a developed technology intangible asset (to be amortized over an estimated useful life of five years), and $1.4 million as goodwill, which is deductible for income tax purposes.
The excess of purchase consideration over the fair value of net tangible and identifiable assets acquired was recorded as goodwill. The Company believes the goodwill balance associated with these acquisitions represents the synergies expected from expanded market opportunities when integrating the acquired developed technologies with the Company’s offerings. Aggregate acquisition-related costs associated with these business combinations were not material for the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2019 and 2020 (unaudited) and were included in general and administrative expenses in the consolidated statement of operations. The results of operations of these business combinations have been included in the Company’s consolidated financial statements from their respective acquisition dates. These business combinations, individually and in aggregate, did not have a material impact on the Company’s consolidated financial statements. Therefore, historical results of operations subsequent to the acquisition date and pro forma results of operations have not been presented.
Intangible Assets
Intangible assets, net consisted of the following (in thousands):

	January 31,		July 31,
	2019	2020	2020
			(unaudited)
Developed technology	$—	$5,632	$11,331
Patents	—	—	6,184
Other	47	97	97
Total intangible assets	47	5,729	17,612
Less: accumulated amortization	(27)	(934)	(1,917)
Total intangible assets, net	$20	$4,795	$15,695
During the six months ended July 31, 2020 (unaudited), the Company acquired $6.2 million of patents. The weighted-average useful life for these patents was approximately five years (unaudited).
Amortization expense of intangible assets was not material for the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2019 and 2020 (unaudited).

As of January 31, 2020, future amortization expense is expected to be as follows (in thousands):

Amount
Fiscal Year Ending January 31,
2021	$1,138
2022	1,126
2023	1,126
2024	1,126
2025	279
Total	$4,795

As of July 31, 2020, future amortization expense is expected to be as follows (in thousands):

Amount
(unaudited)
Fiscal Year Ending January 31,
Remainder of 2021	$1,752
2022	3,503
2023	3,503
2024	3,503
2025	2,654
Thereafter	780
Total	$15,695
Goodwill
The changes in the carrying amount of goodwill were as follows (in thousands):

Amount
Balance as of February 1, 2018 and January 31, 2019	$—
Additions	7,049
Balance as of January 31, 2020	$7,049
Additions (unaudited)	1,400
Balance as of July 31, 2020 (unaudited)	$8,449

7. Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following (in thousands):

	January 31,		July 31,
	2019	2020	2020
			(unaudited)
Accrued compensation	$17,416	$40,961	$39,596
Accrued third-party cloud infrastructure expenses	4,928	8,360	13,183
Accrued professional services	2,077	5,200	6,442
Accrued taxes	1,159	2,352	1,726
Accrued purchases of property and equipment	—	430	6,387
Other	2,930	5,514	11,823
Total accrued expenses and other current liabilities	$28,510	$62,817	$79,157

8. Deferred Revenue and Remaining Performance Obligations
The deferred revenue balance as of February 1, 2018 was $27.4 million. The Company recognized $24.4 million and $89.1 million of revenue during the fiscal years ended January 31, 2019 and 2020, respectively, from beginning deferred revenue balances as of February 1, 2018 and January 31, 2019, respectively. The increase in deferred revenue from February 1, 2018 to January 31, 2019 and from January 31, 2019 to January 31, 2020 primarily resulted from the growth of contracts with new and existing customers.
The Company recognized $59.1 million and $166.8 million of revenue during the six months ended July 31, 2019 and 2020 (unaudited), respectively, from beginning deferred revenue balances as of January 31, 2019 and 2020, respectively.
Remaining performance obligations (RPO) represents the amount of contracted future revenue that has not yet been recognized, including both deferred revenue and non-cancelable contracted amounts that will be invoiced and recognized as revenue in future periods. The Company’s RPO excludes performance obligations from on-demand arrangements as there are no minimum purchase commitments associated with these arrangements, and certain time and materials contracts that are billed in arrears.
As of January 31, 2020 and July 31, 2020 (unaudited), the Company’s RPO was $426.3 million and $688.2 million, respectively. The significant increase in RPO during the six months ended July 31, 2020 (unaudited) was primarily due to a large enterprise customer entering into a multi-year capacity contract. For contracts with original terms that exceed one year, the Company’s RPO was $83.5 million and $369.5 million as of January 31, 2020 and July 31, 2020 (unaudited), respectively. The weighted-average remaining life of the Company’s long-term contracts was 2.7 years as of both January 31, 2020 and July 31, 2020 (unaudited). However, the amount and timing of revenue recognition are generally driven by customer usage, which can extend beyond the original contract term in cases where customers have the option to roll over unused capacity to future periods, generally on the purchase of additional capacity.

9. Commitments and Contingencies
Operating Leases
The Company leases its facilities for office space under non-cancelable operating leases with various expiration dates through fiscal 2033. Certain lease agreements include options to renew or terminate the lease, which are not reasonably certain to be exercised and therefore are not factored into the determination of lease payments.
In addition, the Company subleases certain of its unoccupied facilities to third parties with various expiration dates through fiscal 2030. Such subleases have all been classified as operating leases.
The components of lease costs and other information related to leases were as follows (in thousands):

	Fiscal Year Ended January 31,
	2019	2020
Operating lease costs	$3,172	$27,711
Variable lease costs	925	5,002
Sublease income	—	(6,026)
Total lease costs	$4,097	$26,687
Sublease income was $0.5 million and $6.4 million for the six months ended July 31, 2019 and 2020 (unaudited), respectively.
There were no material short-term lease costs for the fiscal years ended January 31, 2019 and 2020.

Supplemental cash flow information and non-cash activity related to the Company’s operating leases were as follows (in thousands):

	Fiscal Year Ended January 31,
	2019	2020
Cash payments (receipts) included in the measurement of operating lease liabilities – operating cash flows	$2,537	$13,458
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	$10,737	$194,712
Weighted-average remaining lease term and discount rate for the Company’s operating leases were as follows:

	January 31,
	2019	2020
Weighted-average remaining lease term (years)	4.5	10.1
Weighted-average discount rate	5.5%	6.2%
The total remaining lease payments under non-cancelable operating leases and lease receipts for subleases as of January 31, 2020 were as follows (in thousands):

	Operating Leases	Subleases	Total
Fiscal Year Ending January 31,
2021	$30,464	$(16,316)	$14,148
2022	29,589	(11,528)	18,061
2023	29,114	(11,461)	17,653
2024	28,782	(11,073)	17,709
2025	23,898	(7,702)	16,196
Thereafter	149,921	(30,104)	119,817
Total lease payments/receipts	$291,768	$(88,184)	$203,584
Less imputed interest	(80,501)
Present value of operating lease liabilities	$211,267
Operating lease payments presented above exclude $13.7 million of legally-binding lease commitments, net of tenant incentives expected to be received, for leases signed but not yet commenced as of January 31, 2020. These operating leases will commence between fiscal 2021 and fiscal 2022 with lease terms of one year to eight years.
Other Contractual Commitments
Other contractual commitments relate mainly to third-party cloud infrastructure agreements and subscription arrangements used to facilitate the Company’s operations at the enterprise level. Future minimum payments under the Company’s non-cancelable purchase commitments as of January 31, 2020 are presented in the table below (in thousands):

	Amount
Fiscal Year Ending January 31,
2021	$12,794
2022	71,358
2023	68,873
2024	68,653	(1)
2025	25,000
Total	$246,678
________________

(1)Includes $50.7 million of remaining non-cancelable contractual commitments as of January 31, 2020 related to one of the Company's third-party cloud infrastructure agreements, under which the Company committed to spend an aggregate of at least $60.0 million between March 2019 and December 2023 with no minimum purchase commitment during any year. The Company had made payments totaling $9.3 million under this agreement as of January 31, 2020. This agreement was subsequently amended in August 2020 (unaudited). Under the amended agreement, the Company has committed to spend an aggregate of at least $550.0 million, which is not included in the table above, between September 2020 and December 2025 with no minimum purchase commitment during any year. The Company is required to pay the difference if it fails to meet the minimum purchase commitment by December 2025, and such payment can be applied to qualifying expenditures for cloud infrastructure services for up to twelve months after December 2025.
For the Six Months Ended July 31, 2020 (Unaudited)
The purchase commitment amounts in the table above include the remaining non-cancellable commitments of $118.8 million in aggregate related to a third-party cloud infrastructure agreement that was subsequently amended in July 2020. The table above reflects $1.8 million, $58.5 million, and $58.5 million that would have been due during the fiscal years ending January 31, 2021, 2022 and 2023, respectively, if such agreement had not been amended. Under the amended agreement, the Company has committed to spend $1.2 billion between August 2020 and July 2025 on cloud infrastructure services ($115.0 million between August 2020 and July 2021, $185.0 million between August 2021 and July 2022, $250.0 million between August 2022 and July 2023, $300.0 million between August 2023 and July 2024, and $350.0 million between August 2024 and July 2025). The Company is required to pay the difference if it fails to meet the minimum purchase commitment during any year.
401(k) Plan—The Company sponsors a 401(k) defined contribution plan covering all eligible U.S. employees. Contributions to the 401(k) plan are discretionary. The Company did not make any matching contributions to the 401(k) plan for the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2020 (unaudited).
Legal Matters—The Company is involved from time to time in various claims and legal actions arising in the ordinary course of business. While it is not feasible to predict or determine the ultimate outcome of these matters, the Company believes that none of its current legal proceedings will have a material adverse effect on its financial position, results of operations, or cash flows for fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2019 and 2020 (unaudited).
Letters of Credit—As of January 31, 2020 and July 31, 2020 (unaudited), respectively, the Company had a total of $14.8 million and $15.0 million in cash collateralized letters of credit outstanding substantially in favor of certain landlords for the Company’s leased facilities. For letters of credit outstanding as of January 31, 2020, these letters of credit renew annually and expire at various dates through fiscal 2033. For letters of credit outstanding as of July 31, 2020 (unaudited), these letters of credit renew annually and expire at various dates through fiscal 2033.
Indemnification—The Company enters into indemnification provisions under agreements with other parties in the ordinary course of business, including business partners, investors, contractors, customers, and the Company’s officers, directors, and certain employees. The Company has agreed to indemnify and defend the indemnified party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party claims due to the Company’s activities or non-compliance with certain representations and warranties made by the Company. It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. During the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2019 and 2020 (unaudited), losses recorded in the consolidated statements of operations in connection with the indemnification provisions were not material.

10. Redeemable Convertible Preferred Stock
Redeemable convertible preferred stock is carried at its issuance price, net of issuance costs.
During the fiscal year ended January 31, 2019, the Company issued 134,018 shares of Series E redeemable convertible preferred stock in September 2018 and 29,227,556 shares of Series F redeemable convertible preferred stock in October 2018.
During the fiscal year ended January 31, 2020, the Company issued 850,118 shares of Series F redeemable convertible preferred stock in February 2019. In August 2019, the Company's Chief Financial Officer purchased 762,112 shares of the Company's Series F redeemable convertible preferred stock at a price per share of $14.96125 for an aggregate purchase price of $11.4 million under the terms of his employment offer letter.
In February 2020, the Company issued 8,480,857 shares of Series G-1 redeemable convertible preferred stock and 3,868,970 shares of Series G-2 redeemable convertible preferred stock.
As of January 31, 2019, redeemable convertible preferred stock consisted of the following (in thousands, except share and per share data):

	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Amount	Liquidation Preference
Seed	4,410,736	4,410,736	$0.1719	$758	$758
Series A	14,240,500	14,240,500	0.3476	4,916	4,950
Series B	20,608,098	20,608,098	0.96805	19,900	19,950
Series C	34,393,170	34,393,170	2.29215	78,741	78,834
Series D	29,981,998	29,981,998	3.5021	104,920	105,000
Series E	35,446,984	35,446,984	7.4617	264,391	264,495
Series F	30,500,000	29,227,556	14.96125	437,227	437,281
	169,581,486	168,309,042		$910,853	$911,268
As of January 31, 2020, redeemable convertible preferred stock consisted of the following (in thousands, except share and per share data):

	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Amount	Liquidation Preference
Seed	4,410,736	4,410,736	$0.1719	$758	$758
Series A	14,240,500	14,240,500	0.3476	4,916	4,950
Series B	20,608,098	20,608,098	0.96805	19,900	19,950
Series C	34,393,170	34,393,170	2.29215	78,741	78,834
Series D	29,981,998	29,981,998	3.5021	104,920	105,000
Series E	35,446,984	35,446,984	7.4617	264,391	264,495
Series F	30,839,786	30,839,786	14.96125	462,848	461,402
	169,921,272	169,921,272		$936,474	$935,389

As of July 31, 2020, redeemable convertible preferred stock consisted of the following (in thousands, except share and per share data):

	Shares Authorized	Shares Issued and Outstanding	Issuance Price Per Share	Carrying Amount	Liquidation Preference
	(unaudited)
Seed	4,410,736	4,410,736	$0.1719	$758	$758
Series A	14,240,500	14,240,500	0.3476	4,916	4,950
Series B	20,608,098	20,608,098	0.96805	19,900	19,950
Series C	34,393,170	34,393,170	2.29215	78,741	78,834
Series D	29,981,998	29,981,998	3.5021	104,920	105,000
Series E	35,446,984	35,446,984	7.4617	264,391	264,495
Series F	30,839,786	30,839,786	14.96125	462,848	461,402
Series G-1	8,480,857	8,480,857	38.77	328,645	328,803
Series G-2	3,868,970	3,868,970	38.77	149,928	150,000
	182,271,099	182,271,099		$1,415,047	$1,414,192
Significant rights and preferences of the above redeemable convertible preferred stock are as follows:
Conversion—Each share of redeemable convertible preferred stock is convertible, at the option of the holder, into such number of shares of Class B common stock as is determined by dividing the original issuance price for a share by the conversion price at the time in effect for such share. Each share of Series Seed, A, B, C, D, E, F, G-1, and G-2 redeemable convertible preferred stock would convert into Class B common stock on a one-for-one basis. Each share of redeemable convertible preferred stock automatically converts into the number of shares of common stock into which such shares are convertible at the then-effective conversion ratio upon (i) election by majority of the outstanding shares of redeemable convertible preferred stock voting together as a single class on an as-if-converted basis, provided that, the automatic conversion of Series G-1 and Series G-2 redeemable convertible preferred stock requires the vote or written consent of a majority of the outstanding shares of Series G-1 and Series G-2 redeemable convertible preferred stock voting together as a single class on an as-if-converted basis, except if such conversion is in connection with the consummation of a bona fide equity financing for capital raising purposes wherein the price per share of the equity securities offered in such financing is less than the Series G-1 redeemable convertible preferred stock’s original issue price of $38.77 per share and all existing redeemable convertible preferred stock are converted into a single series of capital stock of the Company; (ii) the closing of a firmly underwritten public offering of Class A common stock with gross proceeds of at least $300.0 million (a Qualifying IPO); or (iii) the settlement of the initial trade of shares of Class A common stock on the New York Stock Exchange, Nasdaq Global Select Market, or Nasdaq Global Market (a Direct Listing).
Voting—The holders of redeemable convertible preferred stock are entitled to ten votes per share, which is the same number of votes per share as the Class B common stock into which the redeemable convertible preferred stock is convertible. The holders of redeemable convertible preferred stock vote together as one class with the holders of common stock.
As long as at least 4,000,000 shares (subject to adjustments for stock splits, reverse stock splits, or other similar events) of Series A redeemable convertible preferred stock remain outstanding, the holders of such shares are entitled to elect one member of the board of directors. As long as at least 4,000,000 shares (subject to adjustments for stock splits, reverse stock splits, or other similar events) of Series B redeemable convertible preferred stock remain outstanding, the holders of such shares are entitled to elect one member of the board of directors. The holders of outstanding common stock, voting as a separate class, are entitled to elect two members of the board of directors. The holders of common stock and redeemable convertible preferred stock, voting together as a single class on an as-if-converted basis, are entitled to elect all remaining members of the board of directors.

Dividends—Holders of redeemable convertible preferred stock shall be entitled to receive, when, as, and if declared by the Board of Directors, but only out of funds that are legally available therefor, cash dividends at the rate of eight percent of the original issue price of each redeemable convertible preferred stock series per annum. Such dividends shall be payable on a pari passu basis and only when, as, and if declared by the Board and shall be non-cumulative. No dividends on redeemable convertible preferred stock or common stock have been declared by the Board of Directors through January 31, 2020 or July 31, 2020 (unaudited).
Liquidation Preference—In the event of any liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary (a Liquidation Event), the holders of redeemable convertible preferred stock shall be entitled, before any distribution or payment shall be made to the holders of common stock, on a pari passu basis among each other, to be paid out of the assets of the Company legally available for distribution for each share of redeemable convertible preferred stock, an amount per share of redeemable convertible preferred stock equal to the greater of (i) the original issuance price plus all declared and unpaid dividends on such redeemable convertible preferred stock; or (ii) the amount of cash, securities, or other property to which such redeemable convertible preferred stockholders would be entitled to receive if such shares had been converted to common stock immediately prior to the Liquidation Event. If, upon any such Liquidation Event, the assets of the Company shall be insufficient to make payment in full to all holders of the redeemable convertible preferred stock, then the assets shall be distributed among the holders of redeemable convertible preferred stock on a pari passu basis, in proportion to the full amounts to which they would otherwise be respectively entitled.
After the payment of the full liquidation preference to redeemable convertible preferred stock, the remaining assets of the corporation legally available for distribution to stockholders will be distributed ratably to the holders of common stock.
Classification—The convertible preferred stock is contingently redeemable upon certain deemed liquidation events such as a merger or sale of substantially all the assets of the Company. The convertible preferred stock is not mandatorily redeemable, but since a deemed liquidation event would constitute a redemption event outside of the Company’s control, all shares of redeemable convertible preferred stock have been presented outside of permanent equity in mezzanine equity on the consolidated balance sheets.

11. Equity
Common Stock—The Company has two classes of common stock: Class A common stock and Class B common stock. The shares of Class A common stock and Class B common stock are identical, except for voting rights. The Class A common stock is entitled to one vote per share and the Class B common stock is entitled to ten votes per share. Holders of common stock are entitled to receive any dividends as may be declared from time to time by the board of directors. Common stock is subordinate to the redeemable convertible preferred stock with respect to dividend rights and rights upon certain deemed liquidation events. The common stock is not redeemable at the option of the holder.
Shares of Class B common stock may be converted to Class A common stock at any time immediately following an IPO or Direct Listing at the option of the stockholder. At any time following an IPO or Direct Listing, shares of Class B common stock automatically convert to Class A common stock upon the following: (i) sale or transfer of such share of Class B common stock; (ii) the death of the Class B common stockholder (or nine months after the date of death if the stockholder is one of the Company’s founders); and (iii) on the final conversion date, defined as the earlier to occur following an IPO or Direct Listing of (a) the first trading day on or after the date on which the outstanding shares of Class B common stock represent less than 10% of the then outstanding Class A and Class B common stock; (b) the seventh anniversary of the IPO or Direct Listing; or (c) the date specified by a vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a single class.
Class A and Class B common stock are referred to as common stock throughout the notes to the consolidated financial statements, unless otherwise noted.

The Company had reserved shares of common stock for future issuance as follows:

	January 31,		July 31,
	2019	2020	2020
			(unaudited)
Redeemable convertible preferred stock	168,309,042	169,921,272	182,271,099
Common stock warrants	32,336	32,336	32,336
2012 Equity Incentive Plan:
Options outstanding	51,535,443	80,903,200	72,228,820
RSUs outstanding	—	—	4,853,231
Shares available for future grants	5,479,974	412,401	18,299,095
	225,356,795	251,269,209	277,684,581
In January and November 2018, the Company’s Board of Directors approved two separate issuer tender offers which allowed eligible employees to sell shares of common stock to the Company. The issuer tender offers were completed in March 2018 and January 2019, respectively. As part of these tender offers, an aggregate of 6.0 million shares of outstanding Class B common stock were purchased from participating employees for a total consideration of $60.0 million. The common stock purchased was retired immediately thereafter. Of the $60.0 million total aggregate consideration, the fair value of the shares tendered of $29.7 million was recorded in accumulated deficit, while the amounts paid in excess of the fair value of common stock at the time of purchase of $30.3 million were recorded as stock-based compensation expense.
In February 2020, certain third parties unaffiliated with the Company commenced an offer to purchase existing outstanding shares of the Company’s Class B common stock from certain equity holders at a price of $38.77 per share. The Company was not a party to this transaction. The transaction was completed in March 2020, and an aggregate of 8.6 million shares of the Company’s Class B common stock were transferred to these third parties.
Equity Incentive Plan—In 2012, the Company’s Board of Directors approved the adoption of the 2012 Equity Incentive Plan (the Plan). The Plan provides for the grant of stock-based awards to employees, non-employee directors, and other service providers of the Company.
Stock Options—Stock options granted under the Plan generally vest based on continued service over four years and expire ten years from the date of grant. Certain employees were granted stock options under the Plan that become exercisable at any time following the date of grant and expire ten years from the date of grant.

Stock option activity and activity regarding shares available for grant under the Plan during the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2020 is as follows:

	Shares Available for Grant under the Plan	Number of Options Outstanding	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Balance—February 1, 2018	18,692,404	33,242,864	$1.03	8.8	$98,314
Shares authorized	11,322,700	—
Options granted	(25,229,343)	25,229,343	4.41
Options exercised	—	(5,292,551)	1.14
Options forfeited	1,644,213	(1,644,213)	2.23
Restricted stock awards granted	(950,000)	—
Balance—January 31, 2019	5,479,974	51,535,443	2.63	8.8	287,993
Shares authorized	33,799,630	—
Options granted	(46,934,532)	46,934,532	9.21
Options exercised	—	(9,735,006)	3.47
Options forfeited	7,831,769	(7,831,769)	4.07
Repurchase of unvested common stock	252,260	—
Restricted stock awards granted	(16,700)	—
Balance—January 31, 2020	412,401	80,903,200	6.21	8.6	1,546,313
Shares authorized (unaudited)	20,870,187	—
Options granted (unaudited)	(740,961)	740,961	28.02
Options exercised (unaudited)	—	(6,844,642)	3.05
Options forfeited (unaudited)	2,570,699	(2,570,699)	6.99
Repurchase of unvested common stock (unaudited)	40,000	—
RSUs granted (unaudited)	(4,882,781)	—
RSUs forfeited (unaudited)	29,550	—
Balance—July 31, 2020 (unaudited)	18,299,095	72,228,820	$6.70	8.2	$4,500,129
Vested and exercisable—January 31, 2020		19,019,813	$2.81	7.4	$428,095
Vested and exercisable—July 31, 2020 (unaudited)		23,877,847	$4.43	7.5	$1,541,700
The weighted-average grant-date fair value of options granted during the fiscal years ended January 31, 2019 and 2020 was $3.73 and $4.41, respectively. The intrinsic value of options exercised during the fiscal years ended January 31, 2019 and 2020 was $29.3 million and $89.9 million, respectively. Aggregate intrinsic value represents the difference between the exercise price of the options and the estimated fair value of the Company’s common stock. The aggregate grant-date fair value of options vested during the fiscal years ended January 31, 2019 and 2020 was $9.4 million and $53.5 million, respectively.
The weighted-average grant-date fair value of options granted during the six months ended July 31, 2019 and 2020 (unaudited) was $3.89 and $14.78, respectively. The intrinsic value of options exercised during the six months ended July 31, 2019 and 2020 (unaudited) was $18.3 million and $264.1 million, respectively. The aggregate grant-date fair value of options vested during the six months ended July 31, 2019 and 2020 (unaudited) was $21.6 million and $50.8 million, respectively.

Restricted Stock Awards—Restricted stock award activity during the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2020 is as follows:

	Under the Plan		Out of the Plan
	Number of Shares	Weighted-Average Grant Date Fair Value per Share	Number of Shares	Weighted-Average Grant Date Fair Value per Share
Unvested Balance—February 1, 2018	392,210	$4.00	2,054,890	$1.20
Granted	950,000	7.44	—	—
Vested	(421,830)	4.67	(402,444)	—
Unvested Balance—January 31, 2019	920,380	7.24	1,652,446	1.49
Granted	16,700	8.58	661,635	1.61
Vested	(920,380)	7.24	(442,222)	0.50
Repurchased	—	—	(268,297)	—
Unvested Balance—January 31, 2020	16,700	8.58	1,603,562	2.06
Vested (unaudited)	(16,700)	8.58	(680,826)	2.01
Unvested Balance—July 31, 2020 (unaudited)	—	$—	922,736	$2.11
From time to time, the Company has granted restricted stock awards under the Plan to certain third-party service providers in exchange for their services. These restricted stock awards vest upon the satisfaction of certain performance-based vesting conditions. The aggregate grant-date fair value of restricted stock awards vested under the Plan was $2.0 million, $6.7 million, $4.1 million, and $0.1 million for the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2019 and 2020 (unaudited), respectively.
In December 2017, the Company issued 1,250,000 shares of restricted common stock out of the Plan to an employee at $1.59 per share, payable by a promissory note. The promissory note accrued interest at the lower of 2.11% per annum or the maximum interest rate on commercial loans permissible by law and is partially secured by the underlying restricted stock. The promissory note was considered nonrecourse from an accounting standpoint, and therefore the notes are not reflected in the consolidated balance sheets and consolidated statements of stockholders’ deficit. Rather, the note issuances and the share purchases are accounted for as stock option grants, with the related stock-based compensation measured using the Black-Scholes option-pricing model and recognized over the vesting period of five years. The associated shares are legally outstanding and included in the balance of Class B common stock outstanding in the consolidated financial statements. These shares of restricted common stock were considered unvested as of January 31, 2020 because the underlying promissory notes were not repaid. In May and June 2020, the outstanding principal amount and all accrued interest under this promissory note of $2.1 million was repaid, and 625,000 shares of restricted common stock were unvested as of July 31, 2020 (unaudited).
During the fiscal year ended January 31, 2020, in connection with the acquisition of a privately-held company, the Company issued 661,635 shares of restricted common stock out of the Plan. Of the total shares issued, 215,031 shares vested on the grant date, and the remaining shares vest over four years from the grant date. The related post-acquisition stock-based compensation expense of $1.1 million is being amortized over the requisite service period of four years in the consolidated statements of operations.
Common Stock Subject to Repurchase—Common stock purchased pursuant to an early exercise of stock options is not deemed to be outstanding for accounting purposes until those shares vest. The consideration received for an exercise of an option is considered to be a deposit of the exercise price and the related dollar amount is recorded in other liabilities on the consolidated balance sheets. The shares issued upon the early exercise of these unvested stock option awards, which are reflected as exercises in the stock option activity table above, are considered to be legally issued and outstanding on the date of exercise. Upon termination of service, the Company may repurchase unvested shares acquired through the early exercise of stock options at a price equal to the price per share paid upon the exercise of such options. There were 3,441,819, 2,104,331, and 616,400 shares subject to repurchase as of January 31, 2019 and 2020 and July 31, 2020 (unaudited), respectively, as a result of early exercised options.
In January 2016, the Company issued 1,609,778 shares of common stock to an employee under a restricted stock agreement at the then-current fair value of common stock of $0.65 per share. These shares are subject to vesting over a term of four years from the grant date. Upon termination of service, the Company has the right to repurchase the unvested portion of these restricted stock at the lower of the fair value of the shares on the date of repurchase or their original issue price. The proceeds related to the unvested portion of these restricted stock are recorded in other liabilities on the consolidated balance sheets. In June 2019, the Company repurchased 268,297 shares of unvested restricted common stock under this agreement upon termination of the employment agreement.
As of January 31, 2019 and 2020 and July 31, 2020 (unaudited), the liabilities for common stock subject to repurchase were $4.5 million, $4.5 million, and $3.2 million, respectively, which were recorded as other liabilities on the consolidated balance sheets.
Modification of Early Exercised Stock Options—In connection with the termination of a former executive officer in April 2019, certain shares of his early exercised stock options were vested immediately. The remaining early exercised stock options held by him are subject to continuous vesting if he continues to provide service to the Company as an advisor through a pre-determined future date. The acceleration and continuation of vesting were accounted for as a modification of the terms of the original award. The incremental stock-based compensation expense related to this modification was $16.7 million, of which $14.0 million, $8.3 million, and $2.7 million was recognized during the fiscal year ended January 31, 2020 and the six months ended July 31, 2019 and 2020 (unaudited), respectively.
RSUs—During the six months ended July 31, 2020 (unaudited), the Company began granting more RSUs than options and issued RSUs to its employees and directors with both service-based and performance-based vesting conditions. The service-based vesting condition for these awards is typically satisfied over four years with a cliff vesting period of one year and continued vesting quarterly thereafter. The performance-based vesting condition is satisfied on the earlier of (i) the effective date of a registration statement of the Company filed under the Securities Act for the sale of the Company’s common stock or (ii) immediately prior to the closing of a change in control of the Company. Both events are not deemed probable until consummated, and therefore, all stock-based compensation expense related to RSUs remained unrecognized as of July 31, 2020 (unaudited).
RSU activity during the six months ended July 31, 2020 was as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value per Share
Unvested Balance—January 31, 2020	—	$—
Granted (unaudited)	4,882,781	47.13
Forfeited (unaudited)	(29,550)	38.77
Unvested Balance—July 31, 2020 (unaudited)	4,853,231	$47.18

Stock-Based Compensation—The following table summarizes the weighted-average assumptions used in estimating the fair value of stock options granted to employees and non-employees during the fiscal years ended January 31, 2019 and 2020 and the six months ended July 31, 2019 and 2020:

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2019	2020	2019	2020
			(unaudited)
Expected term (in years)	6.27	5.98	6.00	6.03
Expected volatility	42.9%	36.9%	37.1%	36.9%
Risk-free interest rate	2.9%	2.0%	2.2%	1.2%
Expected dividend yield	—%	—%	—%	—%
Expected term—For stock options considered to be “plain vanilla” options, the Company estimates the expected term based on the simplified method, which is essentially the weighted average of the vesting period and contractual term, as the Company’s historical share option exercise experience does not provide a reasonable basis upon which to estimate the expected term.
Expected volatility—The Company performed an analysis of using the average volatility of a peer group of representative public companies with sufficient trading history over the expected term to develop an expected volatility assumption.
Risk-free interest rate—Based upon quoted market yields for the United States Treasury debt securities for a term consistent with the expected life of the awards in effect at the time of grant.
Expected dividend yield—Because the Company has never paid and has no intention to pay cash dividends on common stock, the expected dividend yield is zero.
Fair value of underlying common stock—Because the Company’s common stock is not yet publicly traded, the Company must estimate the fair value of common stock. The Board of Directors considers numerous objective and subjective factors to determine the fair value of the Company’s common stock at each meeting in which awards are approved. The factors considered include, but are not limited to: (i) the results of contemporaneous independent third-party valuations of the Company’s common stock; (ii) the prices, rights, preferences, and privileges of the Company’s redeemable convertible preferred stock relative to those of its common stock; (iii) the lack of marketability of the Company’s common stock; (iv) actual operating and financial results; (v) current business conditions and projections; (vi) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions; and (vii) precedent transactions involving the Company’s shares.
Stock-based compensation expense included in the consolidated statements of operations was as follows (in thousands):

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2019	2020	2019	2020
			(unaudited)
Cost of revenue	$1,895	$3,650	$1,850	$2,281
Sales and marketing	15,647	20,757	10,626	10,233
Research and development	28,284	15,743	6,411	9,818
General and administrative	6,912	38,249	15,580	16,317
Stock-based compensation, net of amounts capitalized	52,738	78,399	34,467	38,649
Capitalized stock-based compensation	577	1,080	452	736
Total stock-based compensation	$53,315	$79,479	$34,919	$39,385
As of January 31, 2020, total compensation cost related to unvested stock options and restricted stock awards not yet recognized was $227.2 million, which will be recognized over a weighted-average period of 3.2 years.

As of July 31, 2020 (unaudited), total compensation cost related to unvested stock options and restricted stock awards not yet recognized was $189.4 million, which will be recognized over a weighted-average period of 2.8 years. In addition, if the listing and public trading of the Company’s common stock had occurred on July 31, 2020 (unaudited), the Company would have recognized $29.1 million of stock-based compensation for all RSUs that had fully or partially satisfied the service-based vesting condition on that date and would have $199.8 million of unrecognized compensation cost to be recognized over a weighted-average period of 2.1 years.

12. Income Taxes
The components of income (loss) before income taxes were as follows (in thousands):

	Fiscal Year Ended January 31,
	2019	2020
U.S.	$(178,732)	$(351,100)
Foreign	1,524	3,558
Loss before income taxes	$(177,208)	$(347,542)

The provision for income taxes consists of the following (in thousands):

	Fiscal Year Ended January 31,
	2019	2020
Current provision:
State	$356	$194
Foreign	477	1,400
Deferred provision (benefit):
Federal	(11)	(512)
State	(2)	(89)
Foreign	—	—
Provision for income taxes	$820	$993

The effective income tax rate differs from the federal statutory income tax rate applied to the loss before provision for income taxes due to the following (in thousands):

	January 31,
	2019	2020
Income tax expense computed at federal statutory rate	$(37,214)	$(72,984)
State taxes, net of federal benefit	(6,168)	(12,239)
Research and development credits	(5,278)	(5,805)
Stock-based compensation	1,150	6,905
Change in valuation allowance	47,521	83,966
Other	809	1,150
Total	$820	$993
A valuation allowance has been recognized to offset the Company’s deferred tax assets, as necessary, by the amount of any tax benefits that, based on evidence, are not expected to be realized. As of January

31, 2019 and 2020, the Company believes it is more likely than not that the deferred tax assets will not be fully realizable and continues to maintain a full valuation allowance against its net deferred tax assets.
Significant components of the Company’s deferred tax assets and deferred tax liabilities are shown below (in thousands):

	January 31,
	2019	2020
Deferred tax assets:
Net operating losses carryforwards	$83,553	$157,995
Tax credit carryforwards	8,853	14,892
Stock-based compensation	—	4,437
Lease liabilities	4,148	50,624
Other	2,448	1,651
Total deferred tax assets	99,002	229,599
Less: valuation allowance	(84,012)	(165,067)
Net deferred tax assets	14,990	64,532
Deferred tax liabilities:
Stock-based compensation	(1,172)	—
Capitalized commissions	(9,948)	(17,698)
Operating lease right-of-use assets	(3,870)	(46,834)
Total deferred tax liabilities	(14,990)	(64,532)
Net deferred tax assets (liabilities)	$—	$—
The valuation allowance was $84.0 million and $165.1 million as of January 31, 2019 and 2020, respectively, primarily relating to U.S. federal and state net operating loss carryforwards and tax credit carryforwards. The valuation allowance increased $47.2 million and $81.1 million during the fiscal years ended January 31, 2019 and 2020, respectively, primarily due to increased U.S. federal and state net operating loss carryforwards and tax credit carryforwards.
As of January 31, 2020, the Company had U.S. federal and state net operating loss carryforwards of $632.4 million and $385.8 million, respectively. Of the $632.4 million U.S. federal net operating loss carryforwards, $64.0 million may be carried forward indefinitely with no limitation when utilized, and $487.6 million may be carried forward indefinitely with utilization limited to 80% of taxable income. The remaining $80.8 million will begin to expire in 2031. The state net operating loss carryforwards begin to expire in 2029. As of January 31, 2020, the Company also had federal and state tax credits of $12.3 million and $7.9 million, respectively. The federal tax credit carryforwards will expire beginning in 2031 if not utilized. The state tax credit carryforwards do not expire. Utilization of the Company’s net operating loss and tax credit carryforwards may be subject to annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss and tax credit carryforwards before utilization.
Foreign withholding taxes have not been provided for the cumulative undistributed earnings of the Company’s foreign subsidiaries as of January 31, 2020 due to the Company’s intention to permanently reinvest such earnings. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

The following table shows the changes in the gross amount of unrecognized tax benefits (in thousands):

	January 31,
	2019	2020
Beginning balance	$933	$2,407
Increases based on tax positions during the current period	1,474	1,650
Ending balance	$2,407	$4,057
As of January 31, 2019 and 2020, the total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate was not material.
There were no interest and penalties associated with unrecognized income tax benefits for the fiscal years ended January 31, 2019 and 2020.
Although it is reasonably possible that certain unrecognized tax benefits may increase or decrease within the next 12 months due to tax examination changes, settlement activities, or the impact on recognition and measurement considerations related to the results of published tax cases or other similar activities, the Company does not anticipate any significant changes to unrecognized tax benefits over the next 12 months.
The Company files income tax returns in the U.S. federal jurisdiction, various state jurisdictions, and in various international jurisdictions. Tax years 2012 and forward generally remain open for examination for federal and state tax purposes. Tax years 2017 and forward generally remain open for examination for foreign tax purposes. To the extent utilized in future years’ tax returns, net operating loss carryforwards at January 31, 2019 and 2020 will remain subject to examination until the respective tax year is closed.
For the Six Months Ended July 31, 2019 and 2020 (Unaudited)
The Company has an effective tax rate of (0.2)% for each of the six months ended July 31, 2019 and 2020. The Company has incurred U.S. operating losses and has minimal profits in its foreign jurisdictions.
The Company has evaluated all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and has determined that it is more likely than not that its net deferred tax assets will not be realized in the United States. Due to uncertainties surrounding the realization of the deferred tax assets, the Company maintains a full valuation allowance against its net deferred tax assets.
The Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) was enacted by the United States on March 27, 2020. The Company is continuing to analyze the impacts of the CARES Act. The CARES act did not have a material impact on the Company’s provision for income taxes for the six months ended July 31, 2020.

13. Net Loss per Share and Unaudited Pro Forma Net Loss per Share
The following table presents the calculation of basic and diluted net loss per share (in thousands, except share and per share data):

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2019	2020	2019	2020
			(unaudited)
Numerator:
Net loss attributable to common stockholders	$(178,028)	$(348,535)	$(177,224)	$(171,278)
Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders – basic and diluted	38,162,228	44,847,442	41,691,615	56,809,625
Net loss per share attributable to common stockholders – basic and diluted	$(4.67)	$(7.77)	$(4.25)	$(3.01)
The following potentially dilutive securities were excluded from the computation of diluted net loss per share calculations for the periods presented because the impact of including them would have been anti-dilutive:

	January 31,		July 31,
	2019	2020	2019	2020
			(unaudited)
Redeemable convertible preferred stock	168,309,042	169,921,272	169,159,160	182,271,099
Stock options	51,535,443	80,903,200	76,373,904	72,228,820
Common stock warrants	32,336	32,336	32,336	32,336
Shares subject to repurchase(1)	6,014,645	3,724,593	4,287,719	1,539,136
RSUs(2)	—	—	—	4,853,231
Total	225,891,466	254,581,401	249,853,119	260,924,622
________________
(1)Includes 920,380, 16,700, 327,700, and zero shares of restricted stock that were subject to performance-based vesting conditions as of January 31, 2019 and 2020 and July 31, 2019 and 2020 (unaudited), respectively.
(2)These RSUs were subject to a performance-based vesting condition as of July 31, 2020. See Note 11 for details on these awards.

Unaudited Pro Forma Net Loss Per Share
The following table presents the calculation of unaudited pro forma basic and diluted net loss per share (in thousands, except share and per share data):

	Fiscal Year Ended January 31, 2020	Six Months Ended July 31, 2020
Numerator:
Net loss and pro forma net loss	$(348,535)	$(171,278)
Denominator:
Weighted-average shares used in computing basic net loss per share	44,847,442	56,809,625
Pro forma adjustment to reflect conversion of redeemable convertible preferred stock	169,479,985	181,559,881
Weighted-average shares used in computing pro forma net loss per share	214,327,427	238,369,506
Pro forma net loss per share attributable to common stockholders – basic and diluted	$(1.63)	$(0.72)

14. Geographic Information
Revenue by geographic area, based on the location of the Company’s users, was as follows (in thousands):

	Fiscal Year Ended January 31,		Six Months Ended July 31,
	2019	2020	2019	2020
			(unaudited)
United States	$90,222	$233,828	$94,105	$206,465
Other	6,444	30,920	9,939	35,495
Total	$96,666	$264,748	$104,044	$241,960

Long-lived assets, comprising property and equipment, net and operating lease right-of-use assets, by geographic area were as follows (in thousands):

	January 31,		July 31,
	2019	2020	2020
			(unaudited)
United States	$22,756	$212,189	$220,785
Other	—	10,923	9,032
Total	$22,756	$223,112	$229,817

15. Subsequent Events
The Company has evaluated subsequent events through June 7, 2020, the date on which these consolidated financial statements for the fiscal years ended January 31, 2019 and 2020 were available for issuance:
In February 2020, the Company issued approximately 8.5 million shares of Series G-1 redeemable convertible preferred stock and approximately 3.9 million shares of Series G-2 redeemable convertible preferred stock, all at $38.77 per share, for proceeds of $478.6 million, net of issuance costs.

In February 2020, certain third parties unaffiliated with the Company commenced an offer to purchase outstanding shares of the Company’s Class B common stock from certain equity holders at a price of $38.77 per share. The Company was not a party to this transaction. The transaction was completed in the first quarter of fiscal 2021, and an aggregate of 8.6 million shares of the Class B Company’s common stock were transferred to these third parties.
In March 2020, the Company issued 2,295,492 RSUs to its employees and directors with both service-based and performance-based vesting conditions. The service-based vesting condition for these awards is typically satisfied over four years with a cliff vesting period of one year and continued vesting quarterly thereafter. The performance-based vesting condition is satisfied on the earlier of (i) the effective date of a registration statement of the Company filed under the Securities Act for the sale of the Company’s common stock or (ii) immediately prior to the closing of a change in control of the Company. Both events are not deemed probable until consummated, and therefore, all stock-based compensation cost related to RSUs will remain unrecognized until the underlying performance condition is achieved. Upon the satisfaction of the underlying performance condition, stock-based compensation cost will be recorded based on the grant-date fair value of the RSUs using the accelerated attribution method.

16. Subsequent Events (Unaudited)
In preparing the unaudited interim consolidated financial statements for the six months ended July 31, 2019 and 2020, the Company has evaluated subsequent events through August 24, 2020, the date these unaudited interim consolidated financial statements were available for issuance.
Events Subsequent to Original Issuance of Unaudited Interim Consolidated Financial Statements
In September 2020, the Company issued 2,841,823 RSUs to its employees with both service-based and performance-based vesting conditions. The service-based vesting condition for these awards is typically satisfied over four years with a cliff vesting period of one year and continued vesting quarterly thereafter. The performance-based vesting condition is satisfied on the earlier of (i) the effective date of a registration statement of the Company filed under the Securities Act for the sale of the Company’s common stock or (ii) immediately prior to the closing of a change in control of the Company. Both events are not deemed probable until consummated, and therefore, all stock-based compensation cost related to RSUs will remain unrecognized until the underlying performance condition is achieved. Upon the satisfaction of the underlying performance condition, stock-based compensation cost will be recorded based on the grant-date fair value of the RSUs using the accelerated attribution method.
In September 2020, the Company entered into purchase agreements with Salesforce Ventures LLC and Berkshire Hathaway Inc. to each purchase $250 million of the Company’s Class A common stock in a private placement at a price per share equal to the initial public offering price. The purchase of the Company’s Class A common stock in contingent upon, and will occur immediately subsequent to, the closing of the initial public offering.
In September 2020, the Company’s Board of Directors adopted, and its stockholders approved, the 2020 Equity Incentive Plan (the 2020 Plan), which will become effective in connection with the IPO. A total of 34,100,000 shares of the Company’s Class A common stock have been reserved for issuance under the 2020 Plan in addition to (i) any annual automatic evergreen increases in the number of shares of Class A common stock reserved for issuance under the 2020 Plan and (ii) upon the expiration, forfeiture, cancellation, or reacquisition of any shares of Class B common stock underlying outstanding stock awards granted under the Plan, an equal number of shares of Class A common stock, such number of shares not to exceed 78,816,888.
In September 2020, the Company’s Board of Directors adopted, and its stockholders approved, the 2020 Employee Stock Purchase Plan (the 2020 ESPP), which will become effective in connection with the IPO. A total of 5,700,000 shares of the Company’s Class A common stock have been reserved for future issuance under the 2020 ESPP, in addition to any annual automatic evergreen increases in the number of shares of Class A common stock reserved for future issuance under the 2020 ESPP.

In September 2020, the Company’s Board of Directors and stockholders approved, and the Company filed, a certificate of amendment to the Company’s amended and restated certificate of incorporation to increase the number of authorized shares of the Class A common stock and Class B common stock to 2,500,000,000 and 355,000,000, respectively.